Exhibit 99.1

RANDGOLD BOWS OUT ON A HIGH NOTE

BEFORE ITS MERGER WITH BARRICK

Toronto, 13 February 2019 – Randgold Resources, which merged with Barrick Gold Corporation last month, today posted a solid set of results for its final year of operation as a listed company.

Highlights of the numbers were the 35% increase to $2.69 per share in the annual dividend and the record production by Kibali in the Democratic Republic of Congo, which at 807 000 ounces of gold was materially better than guidance. The Loulo-Gounkoto complex also delivered a record throughput.

Group gold production of 1.28 million ounces was fractionally below guidance, reflecting the impact of a protracted illegal strike at Tongon in the Côte d’Ivoire. Total cash cost of $637/oz was in line with guidance.

Despite a high level of activity, the group’s lost-time injury frequency rate was driven down to a new low of 0.29, a 44% improvement on the previous year.

The attributable proven and probable reserves were substantially replaced at a grade which was 6% higher.

*	Quarter on quarter.
[1]	This is a non-GAAP financial performance measure with no standardised meaning under IFRS. See “Non-GAAP Measures” on page 19 of this report.

Q4 REPORT 2018    RANDGOLD RESOURCES        1

Report for the fourth quarter and year ended 31 December 2018

On 22 January 2019, Randgold Resources Limited (‘Randgold’) changed its name to Barrick Gold (Holdings) Limited, following the merger with Barrick Gold Corporation (‘Barrick’) on 1 January 2019, however for the ease of understanding, we continue to refer to the company as Randgold in this report. Randgold had 95.2 million shares in issue as at 31 December 2018.

SUMMARISED FINANCIAL INFORMATION
$000	Unaudited quarter ended 31 Dec 2018	Unaudited quarter ended 30 Sep 2018	Unaudited quarter ended 31 Dec 2017	Unaudited 12 months ended 31 Dec 2018	Unaudited 12 months ended 31 Dec 2017
Average gold price received ($/oz)	1 236	1 209	1 278	1 266	1 258
Revenue	334 814	243 566	328 618	1 135 317	1 280 217
Group gold sales[1]	464 650	374 225	434 814	1 642 201	1 654 329
Cost of sales	211 831	167 679	210 607	781 819	773 502
Group total cash costs[1]	211 670	181 556	213 290	826 064	815 347
Operating profit	48 148	88 892	113 051	295 730	477 943
Group profit from mining activity[1]	252 980	192 669	221 524	816 137	838 982
Exploration and corporate expenditure	22 638	11 309	12 172	64 698	47 785
Profit for the period	29 292	73 152	87 087	227 336	335 047
Profit attributable to equity shareholders	18 086	61 416	75 459	189 012	278 017
Net cash generated from operations	150 905	84 823	163 396	398 548	547 798
Cash and cash equivalents[2]	750 991	653 533	719 808	750 991	719 808
Gold on hand at period end[3]	14 019	14 476	31 215	14 019	31 215
Group gold production[1] (oz)	374 584	308 628	340 958	1 283 405	1 315 362
Group gold sales[1] (oz)	375 838	309 579	340 177	1 296 649	1 314 984
Cost of sales per ounce[1] ($)	783	832	819	873	762
Group total cash cost per ounce[1] ($)	563	586	627	637	620
Basic earnings per share[4] ($)	0.19	0.65	0.80	2.00	2.96

[1]

Refer to explanation of non-GAAP measures provided and the non-GAAP measures reconciliation on page 19. Randgold consolidates 100% of Loulo, Gounkoto and Tongon, 40% of Morila and 45% of Kibali in the consolidated non-GAAP measures. Morila and Kibali are equity accounted for under IFRS.

[2]

Cash and cash equivalents excludes $59.2 million at 31 December 2018 ($7.3 million at 31 December 2017 and $18.2 million at 30 September 2018) that relates to the group’s attributable cash held in Morila, Kibali and the group’s asset leasing companies which are equity accounted.

[3]	Gold on hand represents gold in doré at the mines (attributable share) multiplied by the prevailing spot gold price at the end of the period.

The condensed consolidated financial statements for the 12 months ended 31 December 2018 have been reviewed by BDO LLP. The remaining results in this report have been neither reviewed nor audited. All financial numbers are in US dollars ($) unless otherwise stated.

COMMENTS

The commentary below includes both IFRS measures and non-GAAP measures. IFRS measures of revenue and cost of sales exclude amounts related to the group’s equity accounted joint ventures. Refer to page 19 for details of the non-GAAP measures comprising gold sales, total cash costs and profit from mining activities, which include certain adjustments to IFRS measures and include the group’s attributable share of the equity accounted joint ventures.

COMMENTS ON THE QUARTER ENDED 31 DECEMBER 2018

Revenue for the quarter was $334.8 million at an average gold price of $1 236/oz compared to revenue of $243.6 million in the previous quarter at an average gold price of $1 209/oz. The increase of 37% in revenue on the previous quarter was due to higher ounces sold by subsidiaries of 270 652oz compared to 201 583oz in the previous quarter, primarily as a result of increased ounces at Tongon compared to the previous quarter. Revenue increased by 2% on the corresponding quarter of the previous year (Q4 2017: $328.6 million) on the back of higher ounces sold by subsidiaries offset by a lower average gold price received (Q4 2017: $1 278/oz).

Key Performance Indicators

⬛	Merger with Barrick to create the new mining champion completed on 1 January 2019

⬛	Group gold production up 21% quarter on quarter

⬛	Cost of sales per ounce down 6% quarter on quarter

⬛	Group total cash cost per ounce[1] down 4% quarter on quarter

⬛	Annual group total cash costs[1] of $637/oz, in line with guidance, and annual group gold production of 1.28Moz, 1% below guidance

⬛	Cash on hand increased by 15% quarter on quarter to $751 million at 31 December 2018

⬛	Dividend for 2018 increased by 35% to $2.69 per share

⬛	Group lost time injury frequency rate of 0.29, 44% lower than the prior year

⬛	Loulo-Gounkoto complex delivers record throughput at reserve grade and continues to invest in its future

⬛	Kibali excels on all fronts as it reaches nameplate production

⬛	Tongon delivers strong Q4 as operations return to normal

⬛	Morila’s pioneering agribusiness gets government go-ahead

⬛	Massawa feasibility study confirms it as one of the best undeveloped projects in Africa

⬛	Group attributable proven and probable reserve ounces partially replaced and grade improves by 6%

[1]	This is a non-GAAP financial performance measure with no standardised meaning under IFRS. See “Non-GAAP Measures” on page 19 of this report.

Group gold sales for the quarter of $464.7 million increased by 24% from $374.2 million in the previous quarter. Group gold production for the quarter of 374 584 oz was up 21% from the previous quarter due to increases in gold production at Loulo-Gounkoto, Tongon and Kibali, as a result of higher grades and better recovery achieved at these mines. The average gold price received of $1 236/oz was up 2% on the previous quarter (Q3 2018: $1 209/oz) but down 3% on the corresponding quarter of the previous year (Q4 2017: $1 278/oz). Group gold sales and production increased by 10% and 10% respectively from the corresponding quarter of 2017 on the back of higher production across the operations.

Cost of sales for the quarter was $211.8 million compared to $167.7 million in the previous quarter. Cost of sales under IFRS comprises mine production costs, movement in production inventory and ore stockpiles, depreciation and amortisation and royalties. The increase in the current quarter was as the result of higher costs directly relating to increased sales at Loulo, Gounkoto and Tongon. Cost of sales was in line with the corresponding quarter of 2017 (Q4 2017: $210.6 million).

      2         RANDGOLD RESOURCES    Q4 REPORT 2018

Group total cash costs for the quarter of $211.7 million were up 17% from the prior quarter and down 1% from the corresponding quarter of 2017. The increase in group total cash costs against the previous quarter reflects the increased throughput, particularly at Tongon, following the prolonged illegal industrial action in Q3, and slightly higher unit operating costs.

Cost of sales per ounce was $783/oz in the current quarter compared to $832/oz in the previous quarter on the back of higher ounces sold by subsidiaries offset by higher costs associated with sales. Cost of sales per ounce was 5% lower than the corresponding quarter in 2017 (Q4 2017: $819/oz) as a result of increased ounces sold by subsidiaries in the current quarter. Group total cash cost per ounce of $563/oz decreased by 4% quarter on quarter reflecting the higher production during the quarter, on the back of increased throughput and higher grade. Total cash cost per ounce decreased by 10% on the corresponding quarter in 2017, driven by the increased head grade and production.

Operating profit for the quarter of $48.1 million compared to $88.9 million in the previous quarter. The decrease was the result of higher operating costs, as described above, as well as additional costs in the current quarter relating to the merger with Barrick including transaction fees of $29.4 million and accelerated non cash share based payment charges of $23.8 million, offset by higher revenue and higher share of profits of equity accounted joint ventures in the current quarter. Operating profit for the quarter was 46% lower than the corresponding quarter of the previous year as a result of higher costs in the current quarter, including costs associated with the merger with Barrick offset by higher revenue, share of profits of equity accounted joint ventures and other income.

Group profit from mining activity increased by 31% to $253.0 million from the previous quarter and was up 14% on the corresponding quarter of 2017. The increase from the prior quarter reflects the higher production partially offset by increased costs as explained above as well as a higher gold price received. The increase from the corresponding quarter of 2017 reflects higher production along with increased costs offset by a lower average gold price received.

Exploration and corporate expenditure of $22.6 million increased by 100% on the previous quarter and by 86% on the corresponding quarter in 2017. The increase on the corresponding quarter reflects higher corporate expenditure and increased greenfields exploration expenditure.

Depreciation and amortisation of $55.0 million increased by 27% quarter on quarter and increased by 7% from the corresponding quarter of 2017. The increase quarter on quarter is the result of higher throughput at Tongon. The increase on the corresponding quarter is as the result of a higher asset base at Loulo-Gounkoto and Tongon.

Other income in the quarter of $6.4 million was in line with the previous quarter but increased on the corresponding quarter of the prior year as a result of a foreign exchange gain in the current quarter. Management fees from Kibali and Morila were in line with the previous quarter but increased slightly on the corresponding quarter of the prior year.

Other expenses in the quarter of $92.8 million were significantly higher than other expenses of $10.2 million in the previous quarter and compared to other expenses of $7.9 million in the corresponding quarter of 2017. In the current quarter additional costs of $53.2 million were incurred relating to the merger with Barrick, including transaction fees of $29.4 million and accelerated non cash share based payment charges of $23.8 million. Also included within other expenses in the current quarter is $6.4 million relating to ongoing costs attributable to the period without associated revenue at Loulo due to industrial action and $17.6 million of additional tax provisions made principally relating to the time value of money provisions in respect of the anticipated timing of the resolution of outstanding tax claims and the timing of the receipt of TVA receivables and other related TVA provisions.

Share of profits from equity accounted joint ventures of $34.1 million was up 21% on the previous quarter and up 150% compared to $13.7 million in Q4 2017.

Randgold’s share of equity accounted joint venture profits from Kibali increased by 24% to $37.1 million from a profit of $30.0 million in the previous quarter and increased by 147% from a profit of $15.0 million in the corresponding quarter of 2017. Operating profit for the quarter of $57.7 million (attributable) increased from the previous quarter of $31.0 million (attributable). Profit from mining activity for Kibali was $70.4 million (attributable) for Q4 2018 compared to a profit of $70.1 million in Q3 2018 and a profit of $46.2 million in Q4 2017, reflecting higher gold sales and lower cash costs per ounce compared to the corresponding quarter of the prior year. The share of profits from the Kibali joint venture is stated after depreciation of $38.1 million (Q3 2018: $38.5 million), foreign exchange gains of $25.7 million (Q3 2018: losses $0.5 million), additional provisions related to time value of money discounting against TVA of $16.3 million (Q3 2018: $8.5 million) and a tax charge value of $5.7 million (Q3 2018: $3.7 million) related to the utilisation of a deferred tax asset associated with tax losses/allowances carried forward.

The foreign exchange gains and losses incurred are primarily the result of the movement in the Congolese franc (CDF) compared to the dollar and the conversion of value added tax (TVA) balances owed to Kibali which are denominated in CDF. During Q4 an agreement was reached with the Ministry of Finance on the reimbursement of the refundable TVA balance. As part of the agreement the historic CDF TVA was redenominated to a US dollar balance at the historic exchange rates at the date of submission, giving rise to a foreign exchange gain reversing previous losses that had been recorded in prior years as the CDF devalued

Randgold’s share of equity accounted joint venture losses from Morila increased from a loss of $1.8 million in Q3 2018 to a loss of $3.2 million in Q4 2018. This resulted primarily from increased mining and production costs and lower production.

Income tax expense of $20.2 million increased by 7% from the charge in Q3 and decreased by 26% from the corresponding quarter of 2017. The increase in the current quarter is primarily as a result of increased profits compared to the previous quarter, especially at Tongon.

Profit for the quarter of $29.3 million was down 60% from the previous quarter and down 66% from the corresponding quarter of 2017. The movement quarter on quarter reflects the increase in profit from mining, the increase in the share of profits of equity accounted joint ventures offset by the increased depreciation, additional other expenses and higher corporate tax expense during the quarter as explained above. The decrease from the corresponding quarter of 2017 mainly reflects an increase in profit from mining offset by additional costs incurred relating to the merger with Barrick as described above.

Basic earnings per share decreased by 71% to $0.19 quarter on quarter (Q3 2018: $0.65) and decreased by 76% compared to Q4 2017, as the result of additional costs incurred during the quarter, as described above and in relation to the merger with Barrick reflecting transaction fees and accelerated non cash share based payment charges.

Net cash generated from operating activities for the quarter of $150.9 million was up 78% from the previous quarter (Q3 2018: $84.8 million) primarily reflecting the increase in profits from operations, net of taxes paid. Net cash generated from operating activities was down 8% against the corresponding quarter in 2017 as a result of lower profits from operations. Cash and cash equivalents increased to $751.0 million compared to $653.6 million at the end of Q3 2018, reflecting the net cash generated from operations and dividends received from equity accounted joint ventures, partially offset by increased additions to property, plant and equipment, as well as increased dividends paid to non-controlling interests.

Q4 REPORT 2018    RANDGOLD RESOURCES        3

COMMENTS ON THE YEAR ENDED 31 DECEMBER 2018

Revenue for the year was $1.1 billion and compared to revenue in the prior year of $1.3 billion, primarily as the result of lower ounces sold by subsidiaries at 895 966oz compared to the prior year’s 1 015 760oz.

Group gold sales for the year ended 31 December 2018 of $1.6 billion were down 1% from the previous year $1.7 billion principally as a result of the small decrease in the number of ounces of gold sold across the group, offset by a slight increase in the average gold price received of $1 266/oz (2017: $1 258/oz). Group gold production decreased by 2%, on the back of lower throughput partially offset by slightly higher recoveries.

Cost of sales for the year was $781.8 million compared to $773.5 million in the prior year. The increase was the result of higher input costs at Tongon as well as lower grade throughput at Loulo, Gounkoto and Tongon. Cost of sales per ounce for the year increased to $873/oz from $762/oz in the prior year, as a result of lower ounces sold by subsidiaries as well as higher input costs.

Group total cash costs for the year ended 31 December 2018 of $826.0 million (2017: $815.3 million) increased by 1% on the prior year, driven by higher unit costs at Tongon and Morila. Total cash cost per ounce increased 3% to $637/oz for the year (2017: $620/oz), reflecting the decrease in ounces sold year on year and the increase in total cash costs.

Operating profit for the year of $295.7 million decreased compared to the prior year of $477.9 million, as a result of lower revenue and higher costs in the current year. Included in the current year costs is $53.2 million relating to the merger with Barrick as described above.

Profit from mining activity for the year increased by 3% on the prior year to $816.1 million. Lower gold sales and higher total costs, primarily as a result of lower production at Tongon and Loulo-Gounkoto during the current year were offset by a stronger performance from Kibali compared to the prior year.

Exploration and corporate expenditure of $64.7 million for the year ended 31 December 2018 increased by 35% from the previous year’s $47.8 million, reflecting increased exploration activity during the year as well as increased corporate and staff expenditure, in line with guidance given at the start of the year.

Depreciation and amortisation for the year ended 31 December 2018 of $195.8 million increased from the prior year cost of $182.9 million. Depreciation at Loulo of $110.2 million in 2018 increased slightly compared with depreciation of $106.3 million incurred in 2017, as a result of additional underground mining assets capitalised in 2018. Depreciation at Gounkoto increased from $11.2 million in 2017 to $22.5 million in 2018 due to the increase in capitalised assets in 2018 contributing to $10.0 million additional depreciation as well as the depreciation of the stripping asset ($3.0 million) which was included in 2018. Depreciation at Tongon of $62.6 million in 2018 decreased by 4% compared with the depreciation charged in 2017 ($65.3 million) as a result of lower tonnes milled during the current year following from industrial action in Q3 2018.

Other income of $24.2 million and $14.9 million, for the years ended 31 December 2018 and 2017 respectively, include management fees from Morila and Kibali (2018: $6.0 million compared to 2017: $5.2 million) as well as operational foreign exchange gains (2018: $10.8 million compared to 2017: $9.7 million). Other expenses for the year of $114.3 million increased substantially on the prior year’s $7.9 million. $53.2 million of the increase in other expenses relates to costs associated with the merger with Barrick, $16.9 million relating to foreign exchange losses and $9.8 million of costs were classified to other expenses relating to ongoing costs attributable to the period without associated revenue at Tongon due to the illegal industrial action in Q3, as well as $6.4 million relating to ongoing costs attributable to the period without associated revenue at Loulo due to industrial action in Q4. Included in other expenses is $17.6 million of additional tax provisions made principally relating to the time value of money provisions and other TVA related provisions in respect of the anticipated timing of the resolution of outstanding tax claims and timing of the receipt of TVA receivables.

Share of profits of equity accounted joint ventures of $97.1 million increased by 709% year on year (2017: $12.0 million).

Randgold’s share of equity accounted joint venture profits from Kibali increased from $11.6 million in 2017 to $101.8 million in 2018 primarily due to increased gold sales, partially offset by higher total costs and deferred tax charges. Operating profit for the year of $108.7 million (attributable) increased substantially from the previous year operating profit of $15.8 million (attributable). Profit from mining activity for Kibali for 2018 amounted to $248.4 million (attributable) compared to a profit of $129.5 million in 2017, reflecting the increased ounces sold and lower cost per ounce of production. The share of profits from the Kibali joint venture is stated after depreciation of $154.1 million (2017: $123.7 million), foreign exchange gains of $24.2 million (2017: losses $17.2 million) additional provisions related to time value of money discounting against TVA of $16.3m (2017: $8.5m) and a deferred tax charge of $7.2 million (2017: credit $24.5 million).

The increase in depreciation at Kibali was driven by an increase in throughput year on year, as well as increased assets brought into use following the completion of the underground shaft, materials handling system and further underground development.

The foreign exchange gains and losses incurred are primarily the result of the movement in the Congolese franc (CDF) compared to the dollar and the conversion of value added tax (TVA) balances owed to Kibali which are denominated in CDF. During Q4 an agreement was reached with the Ministry of Finance on the reimbursement of the refundable TVA balance and as such a foreign exchange gain has been recognised in relation to the historic CDF TVA has been redenominated to a US dollar balance at historic exchange rates at the date of submission.

Randgold’s share of equity accounted joint venture losses from Morila increased from a loss of $0.1 million in 2017 to a loss of $5.8 million in 2018. Operating loss for the year of $3.0 million (attributable) decreased from the previous year’s profit of $1.4 million (attributable). Profit from mining activity for 2018 was $5.5 million (attributable) (2017: $7.6 million). The net loss of $5.8 million includes $5.5 million of depreciation charges (2017: $5.1 million) and $1.4 million of tax charges (2017: $1.4 million). Profits from mining activity decreased year on year following the decrease in tonnes processed as well as increased mining costs.

Income tax expense of $75.8 million decreased by 48% year on year, reflecting lower accruals for tax charges at Tongon on the back of lower profits as well as the lower tax rate applicable at Gounkoto during 2018 in relation to the corporate tax reduction received from the Malian Government on 31 July 2018. Gounkoto was granted a 50% corporate tax reduction over a four year period, effective from 1 January 2018 until 31 December 2021, to support the development of a super pit at the mine. The agreement, which reduces the corporate tax rate, is a concession under Gounkoto’s mining convention that gives Gounkoto the right to apply for the additional tax exoneration should it make additional investments. The impact of the reduced tax rate resulted in the application of an effective 15% tax for the current year and reversal of the previous tax charge on profits of 30%, including associated reversals of the additional charges recorded in the current year relating to deferred tax adjustments. The effective group tax rate for the year was 25% (2017: 30%).

      4         RANDGOLD RESOURCES    Q4 REPORT 2018

Profit for the year ended 31 December 2018 of $227.3 million represents a decrease of 32% compared to a profit of $335.0 million in the previous year, resulting from slightly decreased production and revenue and higher cash costs per ounce of production, as well as a 7% increase in depreciation along with additional corporate expenses relating to the merger costs of $53.2 million offset by a 48% decrease in corporate tax expenses for the year.

Basic earnings per share decreased by 32% to $2.00 (2017: $2.96), in line with the decrease in profit for the year as described above as well as the additional charges incurred in the current year relating to the merger with Barrick.

Net cash generated from operating activities for the year of $392.6 million decreased by 28% from the previous year (2017: $547.8 million), in line with the movements in profits at Loulo, Gounkoto and Tongon. Cash and cash equivalents increased to $751.0 million compared to $719.8 million at the end of 2018, reflecting the net cash generated from operations and dividends received from equity accounted joint ventures, partially offset by increased additions to property, plant and equipment, as well as increased dividends paid to shareholders.

The board authorised a cash dividend for the year of 269 US cents per share on 18 December 2018, an increase of 35% on the 2017 dividend (paid in May 2018), with the dividend having been paid in cash on 9 January 2019.

OPERATIONS

LOULO-GOUNKOTO COMPLEX

The combined quarterly gold production for the Loulo-Gounkoto complex was 192 043oz (Loulo 104 884oz and Gounkoto 87 159oz), an increase of 10% compared to the previous quarter (Q3 2018: 174 018oz), due to higher grade ore milled while recovery and throughput were slightly lower. Cost of sales decreased to $684/oz (Q3 2018: $772/oz). The total cash cost per ounce decreased to $510/oz (Q3 2018: $577/oz), reflecting the increased production and lower operating cost.

Plant throughput and performance was impacted by a week of industrial action in December, negatively impacting the results for what was otherwise a good operational quarter. However, annual tonnage exceeded the prior year throughput, reflecting the good operational performance in the plant, with recoveries in line with the prior year. Gold production for the year of 660koz was below the prior year, reflecting the lower grade of the ore milled, with total cash costs per ounce also increasing on the back of the lower production.

Sustainability

The complex continued with its community development projects with $0.6 million invested in projects. These included the construction of two schools in the Seguelany and Torodinloto villages and the launching of the third round of the bursary programme. The mines remained ISO 14001 certified. The agribusiness operation continued with the recruitment of the third round of 50 students to the agri-college. The setup of the first group of graduates continued with 20 boreholes drilled, credit granted to 12 graduates and operations started on 16 of their farms. Annual water quality analysis feedback sessions were held in the communities – no issues reported on the water quality and good feedback was received from attendees.

LOULO-GOUNKOTO COMPLEX RESULTS

(100%)	Unaudited quarter ended 31 Dec 2018	Unaudited quarter ended 30 Sep 2018	Unaudited quarter ended 31 Dec 2017	Unaudited 12 months ended 31 Dec 2018	Unaudited 12 months ended 31 Dec 2017
Mining
Tonnes mined (000)	9 299	10 228	9 129	38 658	34 965
Ore tonnes mined (000)	1 982	1 978	1 129	7 021	5 028
Milling
Tonnes processed (000)	1 273	1 290	1 268	5 154	4 918
Head grade milled (g/t)	5.1	4.6	4.6	4.3	5.0
Recovery (%)	91.5	92.0	93.8	92.3	92.7
Ounces produced	192 043	174 018	177 565	660 234	730 372
Ounces sold	191 614	177 264	174 495	667 316	723 438
Average price received ($/oz)	1 237	1 209	1 277	1 265	1 260
Cost of sales ($/oz)	684	772	790	808	714
Total cash costs[1] ($/oz)	510	577	602	609	543
Gold on hand at period end[2] ($000)	6 513	5 526	15 771	6 513	15 771
Operating profit ($000)	78 042	67 279	70 199	247 469	369 610
Profit from mining activity[1] ($000)	139 444	111 887	117 707	437 591	518 413
Gold sales[1] ($000)	237 123	214 232	222 811	844 218	911 452
[1]	Refer to explanation of non-GAAP measures provided and the reconciliation of non-GAAP measures provided on page 19.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

LOULO

No Lost Time Injury (LTI) was recorded during the quarter with a Lost Time Injury Frequency Rate (LTIFR) of zero per million hours worked vs 0.67 the previous quarter. The Lost Time Injury Frequency Rate for the year increased from 0.17 in 2017 to 0.67 in 2018. No major environmental incident occurred during the quarter.

On a standalone basis, Loulo produced 104 884oz of gold (Q3 2018: 106 022oz) and cost of sales of $817/oz decreased on the previous quarter (Q3 2018: $857/oz) as did total cash cost of $560/oz (Q3 2018: $595/oz). The decrease in production was mainly due to the lower throughput because of a 7 day work stoppage (as detailed above), partially offset by higher grade milled while the recovery remained in line. Cost of sales per ounce and total cash costs per ounce reduced compared to the prior quarter, reflecting the higher ore grade milled and slightly lower operating costs. During the current quarter, $6.4 million of operating costs has been classified as other expenses, relating to ongoing costs attributable to the period without associated revenue due to the 7 day work stoppage. These costs have been excluded from non-GAAP measures relating to cash costs per ounce as well as from cost of sales.

Operating profit of $22.3 million for the quarter compared to $35.2 million in the prior quarter. Profit from mining activity of $71.1 million was 7% higher than the previous quarter as a result of the lower cost of production and higher average gold price received.

For the year, gold production was 389 279oz, 11% lower than the previous year (2017: 437 255oz). Tonnes processed increased by 7%, while head grade milled decreased by 18% to 4.7g/t and recovery decreased slightly to 92.4%. Cost of sales per ounce of $905/oz increased on the previous year (2017: $795/oz) whilst total cash cost increased by 17% to $626/oz

Q4 REPORT 2018    RANDGOLD RESOURCES        5

LOULO STANDALONE RESULTS

(100%)	Unaudited quarter ended 31 Dec 2018	Unaudited quarter ended 30 Sep 2018	Unaudited quarter ended 31 Dec 2017	Unaudited 12 months ended 31 Dec 2018	Unaudited 12 months ended 31 Dec 2017
Mining
Tonnes mined (000)	650	737	712	3 517	2 715
Ore tonnes mined (000)	643	729	707	2 997	2 684
Milling
Tonnes processed (000)	635	673	656	2 767	2 576
Head grade milled (g/t)	5.6	5.3	4.8	4.7	5.7
Recovery (%)	91.5	91.9	93.8	92.4	92.6
Ounces produced	104 884	106 022	95 370	389 279	437 255
Ounces sold	105 513	108 014	93 425	394 582	432 464
Average price received ($/oz)	1 234	1 208	1 276	1 264	1 260
Cost of sales ($/oz)	817	857	847	905	795
Total cash costs[1] ($/oz)	560	595	604	626	535
Gold on hand at period end[2] ($000)	2 819	3 359	9 728	2 819	9 728
Operating profit ($000)	22 341	35 230	20 111	106 424	177 420
Profit from mining activity[1] ($000)	71 124	66 190	62 805	252 042	313 491
Gold sales[1] ($000)	130 228	130 489	119 214	498 903	544 941

Randgold owns 80% of Société des Mines de Loulo SA (Loulo) and the State of Mali owns 20%. Randgold has funded the whole investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid. Randgold consolidates 100% of Loulo and shows the non-controlling interest separately.

[1]	Refer to explanation of non-GAAP measures provided and to the reconciliation of non-GAAP measures provided on page 19.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

(2017: $535/oz) following the decrease in ore grade milled and ounces produced. Operating profit decreased to $106.4 million for the year compared to $177.4 million in the prior year. Profit from mining activity also decreased year on year, reflecting the lower production and higher costs, whilst the average gold price received remained in line with the prior year.

Capital expenditure

Total capital expenditure for the quarter amounted to $23.9 million and $88.4 million for the year (2017: $87.3 million). The slight increase year on year is attributable to additional underground development capital and equipment approved at both the Yalea and Gara underground mines. Expenditure for the quarter mainly related to underground mine development expenditure ($12.1 million), installation of an additional power unit (CM13) at the power plant ($7.0 million), the tailings storage facility (TSF) extension ($1.7 million) and conversion drilling at Yalea and Gara South ($1.9 million).

Loulo underground

Underground ore production and development was lower than the previous quarter due to the work stoppage in December. Good backfill performance in Yalea has resulted in more flexibility in stoping. The focus is now to improve development of Yalea South lower declines to sustain higher production in Yalea.

Annual ore production was in line with the previous year. The Gara striker belt project in the conveyor system has improved the ore production delivery from Gara. Similarly, the trifurcation of the primary ventilation fans in Yalea has improved the ventilation conditions in the underground workings.

LOULO MINERAL RESOURCES AND ORE RESERVES

		Tonnes[1] (Mt)		Grade[1] (g/t)		Gold[1] (Moz)		Attributable gold[2]
								(Moz)
at 31 December	Category	2018	2017	2018	2017	2018	2017	2018	2017
MINERAL RESOURCES[3,4]
Stockpiles	Measured	1.9	1.7	1.7	1.6	0.10	0.086	0.083	0.068
Open pits	Measured	1.6	1.9	2.6	2.7	0.14	0.17	0.11	0.13
	Indicated	5.1	6.9	3.5	3.1	0.58	0.69	0.46	0.55
	Inferred	2.2	2.5	3.4	3.3	0.24	0.27	0.19	0.21
Underground	Measured	15	17	5.5	5.0	2.6	2.7	2.1	2.1
	Indicated	24	26	5.7	5.2	4.4	4.3	3.5	3.4
	Inferred	4.9	10	4.6	4.1	0.7	1.3	0.6	1.0
TOTAL MINERAL RESOURCES[3,4]	Measured and indicated	47	53	5.2	4.6	7.8	7.9	6.3	6.3
	Inferred	7	12	4.2	3.9	1.0	1.6	0.8	1.3
ORE RESERVES[5]
Stockpiles	Proved	1.9	1.7	1.7	1.6	0.10	0.086	0.083	0.068
Open pits	Proved	1.2	1.5	2.3	2.4	0.088	0.12	0.070	0.093
	Probable	3.9	3.9	3.9	3.9	0.48	0.48	0.39	0.39
Underground	Proved	7.9	8.8	4.8	5.0	1.2	1.4	1.0	1.1
	Probable	19	20	5.3	4.8	3.2	3.1	2.6	2.5
TOTAL ORE RESERVES[5]	Proved and
	probable	34	36	4.7	4.5	5.1	5.2	4.1	4.1

[1]	Tonnes, grades and contained gold are presented on a non-attributable 100% basis.
[2]	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 80% interest in Loulo.
[3]

Open pit Mineral Resources are the insitu Mineral Resources falling within the $1 500/oz pit shell reported at an average cut-off of 0.7g/t. Underground Mineral Resources are those insitu Mineral Resources of the Yalea and Gara deposits that fall below the design pits and are reported at a cut-off of 2.04g/t for Yalea and 1.89g/t for Gara within minimum mineable shapes. All Loulo Mineral Resources were generated by Sekou Diallo, an officer of the company, under the supervision of Simon Bottoms, an officer of the company and Competent Person under JORC and Qualified Person under CIM.

[4]	All Mineral Resources tabulations are reported inclusive of that material which is then modified to estimate Ore Reserves.
[5]

Open pit Ore Reserves are reported at a gold price of $1 000/oz and an average cut-off of 1.1g/t and include dilution and ore loss factors. Open pit Ore Reserves were estimated by Shaun Gillespie, an officer of the company and Competent Person under JORC and reviewed by Simon Bottoms, a Qualified Person under CIM. Underground Ore Reserves are reported at a gold price of $1 000/oz and a cut-off of 2.6g/t for Yalea underground and 2.5g/t for Gara underground and include dilution and ore loss factors. Underground Ore Reserves were estimated by Andrew Fox, an external consultant and Competent Person under JORC and reviewed by Simon Bottoms, a Qualified Person under CIM.

Mineral Resources and Ore Reserve numbers are reported as per JORC 2012 and as such are reported to the second significant digit. Accordingly numbers may not add due to rounding.

The Mineral Resource and Ore Reserve estimates have been prepared according to JORC Code. The Qualified Person has reconciled the Ore Reserves to CIM Standards, and there are no material differences. Refer to the comments and disclaimer on page 22 of this report.

      6         RANDGOLD RESOURCES    Q4 REPORT 2018

LOULO UNDERGROUND RESULTS

(100%)	Unaudited quarter ended 31 Dec 2018	Unaudited quarter ended 30 Sep 2018	Unaudited quarter ended 31 Dec 2017	Unaudited 12 months ended 31 Dec 2018	Unaudited 12 months ended 31 Dec 2017
YALEA
Ore tonnes mined	368 698	402 592	383 139	1 503 821	1 502 269
Development metres	1 040	1 359	1 314	4 985	6 187
GARA
Ore tonnes mined	274 761	326 650	324 284	1 161 647	1 181 286
Development metres	1 008	1 210	1 790	5 288	7 507

Loulo Mineral Resource and Ore Reserve update

Both Loulo Ore Reserves and measured and indicated Mineral Resources replaced 85% and 89% of the 2018 annual depletion respectively. This was primarily as a result of initial resource definition of Yalea Far South Transfer Zone and subsequent conversion with additional definition drilling, offsetting the majority of depletion from mining. Inferred resources were down year on year as a result of resource conversion drilling in Yalea Central Deeps.

Further resource extension on Yalea is underway to extend the Far South Transfer Zone during 2018. Resource definition drilling is currently underway at Loulo 3 to define an underground inferred mineral resource. The mine will then optimise the open pit underground interface and embark upon a prefeasibility study targeting conversion and definition of reserves.

The Mineral Resource and Ore Reserve base for Loulo at the end of 2018, with a comparison to figures at the end of 2017, is tabulated on the previous page.

GOUNKOTO

No LTI was recorded during the quarter with an LTIFR of zero per million hours worked the same as in the previous quarter. The Gounkoto mine achieved an LTI free year. No major environmental incident occurred during the quarter.

On a standalone basis, Gounkoto produced 87 159oz of gold (Q3 2018: 67 997oz). Cost of sales per ounce for the quarter of $521/oz decreased by 18% on the previous quarter ($638/oz). Total cash cost per ounce of $448/oz (Q3 2018: $549/oz) decreased by 18%. The significant increase in production was due to the higher head grade milled (24%) and slightly higher throughput. Total cash cost per ounce decreased on the back of the higher grade and production as well as slightly lower strip ratio.

Operating profit for the quarter was $55.7 million compared to $32.0 million in the previous quarter reflecting the higher gold produced, lower operating cost and higher average gold price received. Profit from mining activity for the quarter of $68.3 million was 50% higher than the previous quarter (Q3 2018: $45.7 million), reflecting the higher gold produced, lower operating cost and higher average gold price received.

The annual gold production for Gounkoto was 270 955oz, 8% lower than the previous year, reflecting the drop in the head grade milled of 10% to 3.8g/t as per the plan. Cost of sales per ounce of $668/oz increased 12% year on year and total cash cost per ounce increased by 6% reflecting the lower head grade milled and production, partially offset by lower operating costs. Operating profit was $141.0 million for the year compared to $186.2 million in the previous year. Profit from mining activity for the year was lower than the prior year, reflecting the lower production and higher cash cost per ounce of production.

Capital expenditure

Total capital expenditure for the quarter amounted to $4.4 million and $15.8 million for the year (2017: $42.6 million). The decrease in annual capital expenditure reflects lower stripping $2.5 million (2017: $18.5 million) and mining fleet rebuild activities $11.7 million (2017: $16.0 million). The expenditure for the quarter was mainly related to mining fleet rebuild activities ($3.6 million).

GOUNKOTO STANDALONE RESULTS

(100%)	Unaudited quarter ended 31 Dec 2018	Unaudited quarter ended 30 Sep 2018	Unaudited quarter ended 31 Dec 2017	Unaudited 12 months ended 31 Dec 2018	Unaudited 12 months ended 31 Dec 2017
Mining
Tonnes mined (000)	8 649	9 491	8 417	35 141	32 250
Ore tonnes mined (000)	1 339	1 248	422	4 025	2 344
Milling
Tonnes processed (000)	639	617	612	2 387	2 343
Head grade milled (g/t)	4.6	3.7	4.5	3.8	4.2
Recovery (%)	91.5	92.0	93.8	92.3	92.8
Ounces produced	87 159	67 997	82 195	270 955	293 117
Ounces sold	86 102	69 251	81 070	272 734	290 973
Average price received ($/oz)	1 241	1 209	1 278	1 266	1 260
Cost of sales ($/oz)	521	638	649	668	594
Total cash costs[1] ($/oz)	448	549	601	586	555
Gold on hand at period end[2] ($000)	3 694	2 167	6 043	3 694	6 043
Operating profit ($000)	55 701	32 049	50 088	141 045	186 190
Profit from mining activity[1] ($000)	68 320	45 697	54 902	185 549	204 922
Gold sales[1] ($000)	106 895	83 743	103 597	345 316	366 510

Randgold owns 80% of Société des Mines de Gounkoto SA (Gounkoto) and the State of Mali 20%. Randgold consolidates 100% of Gounkoto and shows the non-controlling interest separately.

[1]	Refer to explanation of non-GAAP measures provided and to the reconciliation of non-GAAP measures provided on page 19.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Gounkoto Mineral Resource and Ore Reserve update

Total Gounkoto Mineral Resources decreased as a result of depletion which was partially offset by a gain in ounces from grade control drilling during the year. Ore Reserves similarly decreased, net of depletion, as a result of the same factors.

The Mineral Resource and Ore Reserve base for Gounkoto at the end of 2018, with a comparison to figures at the end of 2017, is tabulated on the following page.

Q4 REPORT 2018    RANDGOLD RESOURCES        7

GOUNKOTO MINERAL RESOURCES AND ORE RESERVES
		Tonnes[1] (Mt)		Grade[1] (g/t)		Gold[1] (Moz)		Attributable gold[2] (Moz)
at 31 December	Category	2018	2017	2018	2017	2018	2017	2018	2017
MINERAL RESOURCES[3,4]
Stockpiles	Measured	3.4	1.8	1.9	2.0	0.21	0.11	0.17	0.089
Open pits	Measured	2.8	5.4	4.8	4.3	0.44	0.75	0.35	0.60
	Indicated	17	18	4.1	4.0	2.2	2.3	1.8	1.9
	Inferred	1.7	1.4	2.7	2.3	0.14	0.11	0.12	0.085
Underground	Measured	-	-	-	-	-	-	-	-
	Indicated	2.6	3.0	6.0	5.7	0.50	0.56	0.40	0.45
	Inferred	2.4	2.6	3.7	3.5	0.28	0.29	0.22	0.23
TOTAL MINERAL RESOURCES[3,4]	Measured and
	indicated	25	28	4.1	4.1	3.3	3.7	2.7	3.0
	Inferred	4.0	4.0	3.3	3.1	0.42	0.40	0.34	0.32
ORE RESERVES[5]
Stockpiles	Proved	3.4	1.8	1.9	2.0	0.21	0.11	0.17	0.089
Open pits	Proved	1.9	4.4	5.9	4.7	0.36	0.66	0.29	0.53
	Probable	10	12	4.8	4.6	1.6	1.8	1.3	1.4
Underground	Probable	2.3	2.2	5.5	6.1	0.41	0.42	0.33	0.34
TOTAL ORE RESERVES[5]	Proved and probable	18	20	4.4	4.6	2.6	3.0	2.1	2.4

[1]	Tonnes, grades and contained gold are presented on a non-attributable 100% basis.

[2]	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 80% interest in Gounkoto.

[3]

Open pit Mineral Resources are the insitu Mineral Resources falling within the $1 500/oz pit shell reported at an average cut-off of 0.87g/t. Underground Mineral Resources are those insitu Mineral Resources below the $1 500/oz pit shell reported at cut-off of 2.3g/t. All Gounkoto Mineral Resources were generated by Sekou Diallo, an officer of the company, under the supervision of Simon Bottoms, an officer of the company and Competent Person under JORC and Qualified Person under CIM.

[4]	All Mineral Resources tabulations are reported inclusive of that material which is then modified to estimate Ore Reserves.

[5]

Open pit Ore Reserves are reported at a gold price of $1 000/oz at an average cut-off of 1.2g/t and include both dilution and ore loss factors. Open pit Ore Reserves were estimated by Shaun Gillespie, an officer of the company and Competent Person under JORC and reviewed by Simon Bottoms, a Qualified Person under CIM. Underground Ore Reserves are reported at a gold price of $1 000/oz and a cut-off of 2.8g/t, and include dilution and ore loss factors. Underground Ore Reserves were estimated Patrick McCann, an external consultant and a Competent Person under JORC and Qualified Person under CIM.

Mineral Resources and Ore Reserve numbers are reported as per JORC 2012 and as such are reported to the second significant digit. Accordingly numbers may not add due to rounding.

The Mineral Resource and Ore Reserve estimates have been prepared according to JORC Code. The Qualified Person has reconciled the Ore Reserves to CIM Standards, and there are no material differences. Refer to the comments and disclaimer on page 22 of this report.

MORILA

One LTI was recorded in the quarter and the LTIFR was 1.75 (Q3 2018: zero). For the year, two LTIs were recorded with an LTIFR of 0.97 (year 2017: zero). No major environmental incident occurred during the quarter, nor for the year 2018, in line with 2017.

Gold production for the quarter amounted to 19 679oz, a 5% increase on the previous quarter (Q3 2018: 18 738oz), reflecting slightly better grade and recovery, on the back of a higher portion of open pit material fed from the N’tiola pit. Cost of sales per ounce of $1 307/oz in the quarter was slightly higher than the previous quarter (Q3 2018: $1 292/oz). The total cash cost for the quarter was $1 136/oz, in line with the previous quarter.

Gold production for the year was 74 530oz (2017: 70 019oz) slightly higher than the prior year resulting from a small increase in the plant recoveries. Cost of sales of $1 249/oz for the year was up on the prior year (2017: $1 192/oz). The total cash for the year was $1 082/oz compared to $988/oz in 2017, reflecting the higher cost of mining relating to the open pit material processed.

The tailings storage facility (TSF) de-capping operation continued with 2 160kt of waste material hydro sluiced to the pit (Q3 2018: 2 068kt). The total material de-capped for the year was 8 378kt compared to 7 744kt in 2017.

Sustainability

The official launching ceremony of the Agripole projects was held on the 8th of October on site, including the participation of the Prime Minister of Mali, seven ministers of the government and the Randgold CEO. The mine continues with the implementation of the projects as previously outlined. During the current year, $5.1 million was spent on rehabilitation activities at Morila, reducing the rehabilitation provision.

Capital expenditure

No capital expenditure was recorded during the quarter. The total expenditure in 2018 was $2.9 million, mainly related to the development of the N’tiola and Viper pits.

MORILA RESULTS
(100%)	Unaudited quarter ended 31 Dec 2018	Unaudited quarter ended 30 Sep 2018	Unaudited quarter ended 31 Dec 2017	Unaudited 12 months ended 31 Dec 2018	Unaudited 12 months ended 31 Dec 2017

Mining
Tonnes mined (000)	1 518	1 552	1 722	5 824	2 291
Ore tonnes mined (000)	427	313	440	1 124	502
TSF material processed (000)	748	854	743	3 768	4 940

Milling
Tonnes processed (000)	1 118	1 174	1 122	4 880	5 453
Head grade milled (g/t)	0.7	0.7	0.8	0.6	0.6
Recovery (%)	76.8	75.6	82.1	73.6	67.2
Ounces produced	19 679	18 738	24 434	74 530	70 019
Ounces sold	18 304	20 656	22 553	76 087	67 812
Average price received ($/oz)	1 232	1 206	1 283	1 262	1 269
Cost of sales ($/oz)	1 307	1 292	1 084	1 249	1 192
Total cash costs[1] ($/oz)	1 136	1 130	959	1 082	988
Operating (loss)/ profit ($000)	(4 951)	(4 048)	980	(7 560)	3 448
Profit from mining activity[1] ($000)	1 762	1 560	7 304	13 720	19 108

Attributable (40%)
Gold sales[1] ($000)	9 020	9 965	11 571	38 418	34 429
Ounces produced	7 872	7 495	9 774	29 812	28 008
Ounces sold	7 322	8 262	9 021	30 435	27 125
Operating (loss)/ profit ($000)	(1 980)	(1 619)	392	(3 024)	1 379
Profit from mining activity[1] ($000)	705	624	2 922	5 488	7 643
Gold on hand at period end[2] ($000)	1 359	606	2 040	1 359	2 040

Randgold owns 40% of Société des Mines de Morila SA (Morila) with the State of Mali and joint venture partner owning 20% and 40% respectively. The group equity accounts for its 40% joint venture holding in Morila.

[1]	Refer to explanation of non-GAAP measures provided and to the reconciliation of non-GAAP measures provided on page 19.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

      8         RANDGOLD RESOURCES    Q4 REPORT 2018

Morila Mineral Resource and Ore Reserve update

Morila reserves currently comprise TSF material of 6.6Mt @ 0.62g/t for 120koz with the remaining ore from the Viper satellite pit of 415kt @ 1.3g/t for 17koz and stockpiles of 7.8kt @ 1.5g/t for 3.7koz.

Evaluations of the economic viability for mine life extension opportunities, through satellite pit mineralised waste and processing of additional TSF areas previously scheduled to be decapped will be completed during 2019.

The Mineral Resource and Ore Reserve base for Morila at the end of 2018, with a comparison to figures at the end of 2017, is tabulated below.

MORILA MINERAL RESOURCES AND ORE RESERVES
		Tonnes[1] (Mt)		Grade[1] (g/t)		Gold[1] (Moz)		Attributable gold[2] (Moz)
at 31 December	Category	2018	2017	2018	2017	2018	2017	2018	2017
MINERAL RESOURCES[3,4]
Stockpiles	Measured	0.078	-	1.5	-	0.0037	-	0.0015	-
Satellite open pits	Indicated	0. 39	0.25	1.4	1.6	0.018	0.013	0.0072	0.0052
	Inferred	-	-	-	-	-	-	-	-
TSF	Measured	12	16	0.52	0.51	0.20	0.26	0.80	0.10
	Indicated	-	-	-	-	-	-	-	-
	Inferred	-	0.94	-	0.45	-	0.014	-	0.0055
TOTAL MINERAL RESOURCES[3,4]	Measured and indicated	12	16	0.56	0.53	0.22	0.27	0.089	0.11
	Inferred	-	0.94	-	0.45	-	0.014	-	0.0055
ORE RESERVES[5]
Stockpiles	Proved	0.078	-	1.5	-	0.0037	-	0.0015	-
Open pits	Probable	0.41	0.29	1.3	1.3	0.017	0.013	0.0070	0.0051
TSF	Proved	6.1	-	0.62	-	0.12	-	0.048	-
	Probable	-	10	-	0.54	-	0.18	-	0.071
TOTAL ORE RESERVES[5]	Proved and probable	6.6	11	0.67	0.56	0.14	0.19	0.057	0.077

[1]	Tonnes, grades and contained gold are presented on a non-attributable 100% basis.
[2]	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 40% interest in Morila.
[3]

Satellite pit Mineral Resources are reported at $1 000/oz within mineable polygons designed at the economic cut off to reflect the bulk mining of full ore. Satellite pit Mineral Resources are reported insitu. TSF resources are reported at a $1 500/oz at a 0.33g/t Au cut-off grade. Mineral Resources for Morila were generated by Mamadou Ly, an officer of the company under the supervision of Simon Bottoms an officer of the company, Competent Person under JORC and Qualified Person under CIM.

[4]	All Mineral Resources tabulations are reported inclusive of that material which is then modified to estimate Ore Reserves.
[5]

Ore Reserves are reported at a gold price of $1 000/oz. TSF Ore Reserves are reported at a 0.49g/t Au cut-off grade. Satellite pit Ore Reserves are reported at a zero cut-off grade to reflect the bulk mining using polygons to outline areas of economic mining above the calculated reserve cut-off. Ore Reserves are reported including dilution and ore loss factors. Ore Reserves were estimated by Shaun Gillespie, an officer of the company and Competent Person, under JORC and reviewed by Simon Bottoms, a Qualified Person under CIM.

Mineral Resources and Ore Reserve numbers are reported as per JORC 2012 and as such are reported to the second significant digit. Accordingly numbers may not add due to rounding.

2The Mineral Resource and Ore Reserve estimates have been prepared according to JORC Code. The Qualified Person has reconciled the Ore Reserves to CIM Standards, and there are no material differences. Refer to the comments and disclaimer on page 22 of this report.

TONGON

No LTIs occurred in Q4 and 2018 resulting in an LTIFR of zero respectively (Q3 2018: zero). No major environmental incident occurred during Q4 2018.

Tongon produced 80 614oz of gold in Q4 2018, 209% up from the previous quarter as a result of a 167% increase in throughput. In Q3 2018, Tongon only produced 26 068oz of gold, stemming from sustained illegal industrial action and the resultant lock-out, which impacted production for approximately two months. Head grade milled of 2.6g/t was up 13% while recovery increased 2% from the previous quarter, despite to the implementation of a coarser grind strategy to improve throughput rate.

The year 2018 ended on a positive note with the signing of the government endorsed protocol agreement at Tongon Mine on 27 December in the presence of the Minister of Mines, government delegation and facilitator employees, putting an end to the social and industrial relations unrest that occurred in 2018.

Operating profit for the quarter of $10.4 million compared to a loss of $8.3 million in the previous quarter. Profit from mining activity increased to $38.5 million in Q4 2018, reflecting the improved gold sales, lower unit operating costs and high average gold price received.

For the year, Tongon produced 230 096oz, a 20% drop on the prior year on the back of lower production, mainly as the result of illegal industrial action taken by the workforce causing a cessation of operations from 13 July to 4 September. Cost of sales reduced to $242.0 million compared to $262.9 million in the prior year. Total cash costs decreased by 16% on the prior year. Operating profit for the year of

TONGON RESULTS
(100%)	Unaudited quarter ended 31 Dec 2018	Unaudited quarter ended 30 Sep 2018	Unaudited quarter ended 31 Dec 2017	Unaudited 12 months ended 31 Dec 2018	Unaudited 12 months ended 31 Dec 2017
Mining
Tonnes mined (000)	6 824	2 903	6 436	18 582	24 536
Ore tonnes mined
(000)	1 209	365	1 224	3 065	4 334
Milling
Tonnes processed
(000)	1 151	431	1 140	3 491	4 360
Head grade milled
(g/t)	2.6	2.3	2.5	2.4	2.5
Recovery (%)	83.7	81.7	83.7	83.8	83.8
Ounces produced	80 614	26 068	77 389	230 096	288 680
Ounces sold	79 038	24 319	82 596	228 651	292 322
Average price
received ($/oz)	1 236	1 206	1 281	1 273	1 262
Cost of sales ($/oz)	1 001	1 281	875	1 059	899
Total cash costs[1]
($/oz)	749	911	658	785	676
Gold on hand at
period end[2] ($000)	4 998	2 760	3 188	4 998	3 188
Operating profit/
(loss) ($000)	10 372	(8 257)	29 643	30 813	94 998
Profit from mining
activity[1] ($000)	38 510	7 191	51 465	111 670	171 202
Gold sales[1] ($000)	97 691	29 334	105 807	291 099	368 765

Randgold owns 89.7% of Société des Mines de Tongon SA (Tongon) with the State of Côte d’Ivoire and outside shareholders owning 10% and 0.3% respectively. Randgold consolidates 100% of Tongon and shows the non-controlling interest separately.

[1]	Refer to explanation of non-GAAP measures provided and to the reconciliation of non-GAAP measures provided on page 19.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Q4 REPORT 2018    RANDGOLD RESOURCES        9

$30.8 million compared to $95.0 million in the previous year. Profit from mining activity was also negatively impacted, down 35% at $111.7 million, notwithstanding a slightly higher average gold price received, primarily as a result of illegal industrial action as described above.

Sustainability

Tongon achieved its goal of providing health care centres to all eight surrounding community villages by completing and equipping the Mbengue surgical unit, completing the construction of houses for the health staff teams and equipping the health care centre at Kationron.

Tongon has continued to invest in education by redirecting its drive towards secondary and nursery school installations, after the installation of primary schools in each village, with the start of the first college construction at Kofiple and the construction of seven additional classrooms in the existing secondary schools. Additional investment has been made to further increase the capacity of the community primary schools above the initial goal of providing ‘six-classroom’ schools to the eight surrounding community villages, to improve the accommodation and living conditions of the primary school teachers and to further improve the quality of education.

With respect to the potable water pillar goal, water installations have improved following constructing and commissioning of the water tower and reticulation systems. Construction of a water supply system is underway at Katonon, bringing the total water supply systems built to date to six. The remaining villages will be provided for in the coming year.

Capital expenditure

Total capital expenditure for the quarter amounted to $4.6 million and $11.3 million for the year (2017: $20.0 million). The decrease for the year mainly related the industrial action that delayed some of the primary projects for 2018. Expenditure for the quarter mainly related to mining fleet rebuild activities ($3.1 million) and the tailings storage facility (TSF) standby line ($0.7 million). 2018 capital expenditure related to mining fleet rebuild activities ($7.1 million), the installation of the TSF standby line ($1.1 million) and the installation of an 8MW mill motor ($0.6 million).

Tongon Mineral Resource and Ore Reserve update

Total Tongon Mineral Resources and Ore Reserves both decreased as a result of depletion. During 2019 initial resource definition drill testing will be completed on strike extensions of Tongon North Zone, in addition to continuing exploration at other targets within economically viable haulage distance.

The Mineral Resource and Ore Reserve base for Tongon at the end of 2018, with a comparison to figures at the end of 2017, is tabulated below.

TONGON MINERAL RESOURCES AND ORE RESERVES
		Tonnes[1] (Mt)		Grade[1] (g/t)		Gold[1] (Moz)		Attributable gold[2] (Moz)
at 31 December	Category	2018	2017	2018	2017	2018	2017	2018	2017
MINERAL RESOURCES[3,4]
Stockpiles	Measured	2.5	2.9	1.5	1.6	0.12	0.15	0.11	0.13
Open pits	Measured	4.2	5.1	2.9	2.7	0.39	0.44	0.35	0.39
	Indicated	14	16	2.5	2.6	1.2	1.3	1.1	1.2
	Inferred	2.5	2.8	2.5	2.5	0.20	0.22	0.18	0.20
Underground	Inferred	6.1	6.4	2.9	2.8	0.58	0.58	0.52	0.52
TOTAL MINERAL RESOURCES[3,4]	Measured and
	indicated	21	24	2.5	2.5	1.7	1.9	1.5	1.7
	Inferred	8.6	9.2	2.8	2.7	0.77	0.80	0.69	0.72
ORE RESERVES[5]
Stockpiles	Proved	2.5	2.9	1.5	1.6	0.12	0.15	0.11	0.13
Open pits	Proved	3.2	4.1	2.7	2.5	0.28	0.34	0.26	0.30
	Probable	7.1	9.3	2.4	2.5	0.54	0.74	0.49	0.66
TOTAL ORE RESERVES[5]	Proved and
	probable	13	16	2.3	2.3	0.95	1.2	0.85	1.1

[1]	Tonnes, grades and contained gold are presented on a non-attributable 100% basis.
[2]	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 89.7% interest in Tongon.
[3]

Open pit Mineral Resources are the insitu Mineral Resources falling within the $1 500/oz pit shell reported at an average cut-off of 0.73g/t. Underground Mineral Resources are those insitu Mineral Resources below the NZ, $1 500/oz pit shell reported at a cut-off of 2.0g/t. All Tongon Mineral Resources were generated by Karamogo Diabate, an officer of the company, under the supervision of Simon Bottoms, an officer of the company and Competent Person under JORC and Qualified Person under CIM.

[4]	All Mineral Resources tabulations are reported inclusive of that material which is then modified to estimate Ore Reserves.
[5]

Open pit Ore Reserves are reported at a gold price of $1 000/oz at an average cut-off of 0.80g/t, and include both dilution and ore loss factors. Open pit Ore Reserves were estimated by Shaun Gillespie, an officer of the company and Competent Person, under JORC and reviewed by Simon Bottoms, a Qualified Person under CIM.

Mineral Resources and Ore Reserve numbers are reported as per JORC 2012 and as such are reported to the second significant digit. Accordingly numbers may not add due to rounding.

The Mineral Resource and Ore Reserve estimates have been prepared according to JORC Code. The Qualified Person has reconciled the Ore Reserves to CIM Standards, and there are no material differences. Refer to the comments and disclaimer on page 22 of this report.

KIBALI

There were zero LTIs during the quarter at Kibali, compared with 1 in the previous quarter (LTIFR: 0.31). There were 2 LTIs during the year, giving an LTIFR of 0.15 compared with the previous year LTIFR of 0.47. No major environmental incident occurred during Q4 2018.

Kibali produced 209 012oz in Q4, a 7% decrease from the record production in Q3, but in line with the plan. Cost of sales of $904/oz increased on the previous quarter (Q3 2018: $893/oz). Total cash cost per ounce increased marginally to $515/oz because of the slightly lower recoveries and production. Overall the mine continued to perform well, with throughput above nameplate level and recoveries in line with expectations.

Attributable operating profit was $57.7 million increasing on the previous quarter (Q3 2018: $31.0 million). Attributable profit from mining activity increased marginally to $70.4 million in the current quarter (Q3 2018: $70.1 million), reflecting the slightly higher average gold price received.

Cost of sales for the year of $1 011/oz decreased on the previous year (2017: $1 228/oz). The year’s production was 807 251oz at a total cash cost of $594/oz, a 35% increase and 23% decrease on 2017 production and cost respectively. This was achieved through year on year improvements in throughput, grade and recovery. Attributable operating profit for the year was $108.6 million and compared to $15.8 million for the previous year. Attributable profit from mining activity increased by 92% to $248.4 million, reflecting the strong operating performance and slightly higher average gold price received.

      10         RANDGOLD RESOURCES    Q4 REPORT 2018

KIBALI RESULTS

(100%)	Unaudited quarter ended 31 Dec 2018	Unaudited quarter ended 30 Sep 2018	Unaudited quarter ended 31 Dec 2017	Unaudited 12 months ended 31 Dec 2018	Unaudited 12 months ended 31 Dec 2017
Mining
Tonnes mined (000)	8 142	8 223	8 878	32 866	36 522
Ore tonnes mined (000)	2 996	2 482	2 188	8 910	6 761
Milling
Tonnes processed (000)	2 024	2 140	2 004	8 218	7 619
Head grade milled (g/t)	3.6	3.6	3.1	3.4	2.9
Recovery (%)	89.3	89.9	84.7	88.7	83.4
Ounces produced	209 012	224 549	169 400	807 251	596 225
Ounces sold	217 475	221 630	164 589	822 772	604 667
Average price received ($/oz)	1 235	1 210	1 278	1 265	1 248
Attributable (45%)
Gold sales[1] ($000)	120 816	120 649	94 624	468 466	339 683
Ounces produced	94 055	101 047	76 230	363 263	268 301
Ounces sold	97 864	99 734	74 065	370 247	272 100
Cost of sales ($/oz)	904	893	1 036	1 011	1 228
Total cash costs[1] ($/oz)	515	507	654	594	773
Operating profit ($000)	57 743	31 039	15 319	108 657	15 835
Profit from mining activity[1] ($000)	70 412	70 146	46 197	248 381	129 454
Gold on hand at period end[2] ($000)	1 148	5 584	10 216	1 148	10 216

Randgold owns 45% of Kibali Goldmines SA (Kibali) with the Democratic Republic of Congo (DRC) State and joint venture partner owning 10% and 45% respectively. The group equity accounts for its 45% joint venture holding in Kibali, as part of its investment in Kibali (Jersey) Limited. The information above includes the group’s 45% effective interest in Kibali together with corporate charges arising in the holding company structure.

[1]	Refer to explanation of non-GAAP measures provided and to the reconciliation of non-GAAP measures provided on page 19.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Sustainability

$0.3 million was spent on community development during the quarter, including bursaries for the top students in the region to continue with tertiary education. Other projects included sport facilities and health equipment for several clinics. The total community funding for 2018 amounted to $2.4 million. Kibali attained its ISO 45001 safety management system certification in Q4, one of the first mining operations to be certified on the new safety standard and maintained its ISO 14001:2015 environmental management system certification.

Underground

Underground mining produced 861kt of ore in Q4, a 6% decrease from the previous quarter. Ore delivery from the shaft was stable, with 748kt delivered to surface. Underground ore production more than doubled from 2017, with 3 465kt mined during the first year of full operation. Development metres increased from the previous quarter to 3 073m, taking the development for the year to 10.8km as the mine continues to expand into new stoping levels.

KIBALI UNDERGROUND RESULTS

(100%)	Unaudited quarter ended 31 Dec 2018	Unaudited quarter ended 30 Sep 2018	Unaudited quarter ended 31 Dec 2017	Unaudited 12 months ended 31 Dec 2018	Unaudited 12 months ended 31 Dec 2017
Ore tonnes mined	860 964	917 994	505 373	3 455 393	1 668 488

Development metres	3 073	2 703	2 653	10 776	11 721

Off shaft development metres	-	-	-	-	1 257

KIBALI MINERAL RESOURCES AND ORE RESERVES

at 31 December		Tonnes[1] (Mt)		Grade[1] (g/t)		Gold[1] (Moz)		Attributable gold[2] (Moz)
	Category	2018	2017	2018	2017	2018	2017	2018	2017
MINERAL RESOURCES[3,4]
Stockpiles	Measured	2.3	1.7	2.3	1.4	0.17	0.080	0.076	0.036
Open pits	Measured	11	8.7	2.5	2.6	0.87	0.73	0.39	0.33
	Indicated	32	39	2.1	2.1	2.2	2.6	1.0	1.2
	Inferred	30	22	2.0	1.8	1.9	1.3	0.86	0.59
Underground	Measured	7.3	12	8.4	5.6	2.0	2.1	0.89	1.0
	Indicated	67	65	3.5	3.6	7.5	7.6	3.4	3.4
	Inferred	23	22	3.2	2.8	2.3	2.0	1.1	0.91
TOTAL MINERAL RESOURCES[3,4]	Measured and
	indicated	120	126	3.3	3.3	13	13	5.7	5.9
	Inferred	53	44	2.5	2.3	4.2	3.3	1.9	1.5
ORE RERESERVES[5]
Stockpiles	Proved	2.3	1.7	2.3	1.4	0.17	0.080	0.076	0.036
Open pits	Proved	5.8	4.9	2.7	2.7	0.50	0.43	0.23	0.19
	Probable	11	16	2.3	2.3	0.84	1.2	0.38	0.54
Underground	Proved	12	12	5.2	5.0	2.0	2.0	0.92	0.89
	Probable	31	31	4.8	5.1	4.8	5.0	2.2	2.3
TOTAL ORE RESERVES[5]	Proved and
	probable	63	66	4.1	4.1	8.3	8.7	3.7	3.9

[1]	Tonnes, grades and contained gold are presented on a non-attributable 100% basis.
[2]	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 45% interest in Kibali Gold Mine.
[3]

Open pit Mineral Resources are the insitu Mineral Resources falling within the $1 500/oz pit shell reported at an average cut-off of 0.73g/t. Underground Mineral Resources in the KCD deposit are insitu Mineral Resources, that meet a cut-off of 1.6g/t within a minimum mineable stope shape, reported at and a gold price of $1 500/oz. KCD Mineral Resources were generated by Simon Bottoms, an officer of the company and Competent Person under JORC and Qualified Person under CIM. Mineral Resources for Pakaka and Gorumbwa were generated by Rolly Wassonga, an officer of the company, under the supervision of Simon Bottoms, an officer of the company and Competent Person under JORC and Qualified Person under CIM. Mineral Resources for Kombokolo and Pamou were generated by Rolly Wassonga, an officer of the company, under the supervision of Simon Bottoms, an officer of the company and Competent Person under JORC and Qualified Person under CIM.

[4]	All Mineral Resources tabulations are reported inclusive of that material which is then modified to estimate Ore Reserves.
[5]

Open pit Ore Reserves were reported at a gold price of $1 000/oz except KCD open pit which is reported inside a $1 100 pit design at an average cut-off of 0.96g/t, and include both dilution and ore loss factors. Open pit Ore Reserves were estimated by Nicholas Coomson, an officer of the company and Competent Person under JORC and reviewed by Simon Bottoms, a Qualified Person under CIM. Underground Ore Reserves are reported at a gold price of $1 000/oz and a cut-off of 2.4g/t and include dilution and ore loss factors. Underground Ore Reserves were estimated by Andrew Fox, an external consultant and a Competent Person under JORC and reviewed by Simon Bottoms, a Qualified Person under CIM.

Mineral Resources and Ore Reserve numbers are reported as per JORC 2012 and as such are reported to the second significant digit. Accordingly numbers may not add due to rounding. The Mineral Resource and Ore Reserve estimates have been prepared according to JORC Code. The Qualified Person has reconciled the Ore Reserves to CIM Standards, and there are no material differences. Refer to the comments and disclaimer on page 22 of this report.

Q4 REPORT 2018    RANDGOLD RESOURCES        11

Capital expenditure

Total capital expenditure for the quarter amounted to $31.9 million and $147.8 million for the year (2017: $244.3 million). The decrease year on year mainly relates to a decrease in development capital for the underground and the commissioning of the shaft in 2017 which ceased with capital expenditure. Expenditure for the quarter mainly related to final works completed at the Azambi hydrostation ($2.2 million), investment in underground capital development ($2.9 million) and equipment and drilling ($19.1 million), mining fleet rebuild activities($1.6million) and brownfield exploration capital ($1.0million). 2018 capital expenditure related to the completion of the Azambi hydropower station ($24.6 million), underground mining development, raise boring and drilling expenditure ($38.0 million), investment in underground mining equipment ($32.7 million), mining fleet rebuild activities ($8.4 million), the completion of the cyanide tailings storage facility raise ($10.4 million), brown fields exploration expenditure capitalised $4.8 million), grade control drilling ($4.1 million) and capitalised stripping ($9.2 million).

Kibali Mineral Resource and Ore Reserve update

Kibali Mineral Resources more than replaced the 2018 annual depletion, as a result of initial resource definition of Kalimva-Ikamva open pit inferred mineral resource combined with delineation of a +10g/t high grade shoot within the 5000 lode and extensions of the 9000 lode.

Further resource extension on KCD underground is underway on the 275L underground exploration drive to extend the 5000 and 9000 lodes down plunge. Additional surface drill programmes are underway to test the 9000 up plunge connection to Sessenge.

During 2019 a feasibility study will be completed on the Kalimva-Ikamva open pit mineral resource with significant additional advanced grade control drilling targeting reserve conversion.

The Mineral Resource and Ore Reserve base for Kibali at the end of 2018, with a comparison to figures at the end of 2017, is tabulated on the previous page.

DEVELOPMENT PROJECTS

SENEGAL

Massawa

The feasibility study of the Massawa project was completed at the end of 2018. The study includes the open pit material from four pits namely, Massawa Central and North Zone, Sofia, and Delya. The deposits consist of free milling ore from the oxide contribution of the pits together with the fresh material of Sofia and the bulk of the Central Zone pit. Refractory fresh material is sourced from the northern part of Central Zone pit as well as North Zone and Delya pits. The refractory ores have proven to be highly recoverable through a bio-oxidation process. Subsequent to the completion of the feasibility study, an application has been lodged with the Senegalese government to convert the Kanoumba Permit into a mining license under the 2003 Senegal mining code.

An economic assessment was completed on the four open pits, based on the key parameters summarised below:

∎	Total ore mined from Massawa (Central and North), Sofia and Delya pits of 18Mt of ore at an average grade of 4.2g/t Au containing 2.4Moz of gold;
∎	Strip ratio of 7.6:1 to give total tonnes mined of 156Mt;
∎	Contract mining costs at an average of $3.6/t mined over the LoM on a contract basis;
∎	Haulage cost average of $1.2/t of ore over the LoM;
∎	Plant costs average at $21.2/t ore milled but include a range of costs dependant on ore feed and process route;
∎	G&A costs of $8.8/t ore milled over LoM;
∎	Pre-production capital cost of $17 million;
∎	Construction capital cost of $413 million;
∎	Ongoing capital of $12 million over LoM; and
∎	Rehabilitation cost of $23 million at the end of the LoM.

The financial model is based on annual cash flow projections, with the technical and economic parameters stated above using constant money terms. Real term annual cash flows were used to calculate the internal rate of return (“IRR”), net present values (“NPVs”) and simple and discounted payback periods in real after-tax terms. Costs up to start of construction are considered as sunk costs.

A financial model was run using a range of gold prices with feeding the reserve mining schedule, together with a 3% royalty on revenue and a five year tax holiday on production, followed by a corporate tax rate of 25%. A sensitivity table on NPV, IRR and payback against gold price is supplied below. At current gold prices the feasibility confirms the Massawa project as being one of the most attractive undeveloped gold projects on the continent.

FEASIBILITY FINANCIAL ANALYSIS

Discount Rate	Gold Price $1 000/oz	$1 200/oz	$1 400/oz
0%	$258 million	$591 million	$925 million
5%	$109 million	$344 million	$579 million
10%	$22 million	$193 million	$363 million
IRR	12%	25%	37%
Payback	5 years	2.8 years	2.4 years

Massawa Mineral Resource and Ore Reserve update

During the feasibility study geological interpretations were updated for Massawa Central Zone and refined for Northern Zone, Sofia and Delya Mineral Resources, using updated both resource definition and advanced grade control drilling. This has resulted in an increase in the grade of both Mineral Resources and Ore Reserves, which is primarily attributed to Massawa Central Zone.

Additionally, Ore Reserve modifying factors have been updated, including updated mining costs, processing costs selective mining unit and recoveries.

The Mineral Resource and Ore Reserve base for Massawa at the end of 2018, with a comparison to figures at the end of 2017, is tabulated on the next page.

      12         RANDGOLD RESOURCES    Q4 REPORT 2018

MASSAWA MINERAL RESOURCES AND ORE RESERVES

		Tonnes[1] (Mt)		Grade[1] (g/t)		Gold[1] (Moz)		Attributable gold[2] (Moz)
at 31 December	Category	2018	2017	2018	2017	2018	2017	2018	2017
MINERAL RESOURCES[3,4]
Open pits	Measured	-	-	-	-	-	-	-	-
	Indicated	23	24	4.0	3.8	3.0	2.9	2.5	2.4
	Inferred	3.7	10	2.2	2.3	0.26	0.79	0.22	0.66
Underground	Inferred	2.6	1.4	4.1	4.5	0.35	0.20	0.29	0.17
TOTAL MINERAL RESOURCES[3,4]	Measured and
	indicated	23	24	4.0	3.8	3.0	2.9	2.5	2.4
	Inferred	6.3	12	3.0	2.6	0.61	0.99	0.51	0.82
ORE RESERVES[5]
Open pits	Probable	18	23	4.2	3.6	2.4	2.7	2.0	2.2
TOTAL ORE RESERVES[5]	Proved and probable	18	23	4.2	3.6	2.4	2.7	2.0	2.2

[1]	Tonnes, grades and contained gold are presented on a non-attributable 100% basis.
[2]	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 83.25% interest in Massawa.
[3]

Open pit Mineral Resources are reported as the insitu Mineral Resources falling within the $1 500/oz pit shell reported at an average cut-off of 1.0g/t. Underground Mineral Resources are those insitu Mineral Resources below the $1 500/oz pit shell of the NZ deposit reported at a 2.3g/t cut-off. Mineral Resources for Massawa Central Zone were generated by Simon Bottoms an officer of the company and Competent Person. All other Massawa Mineral Resources were generated by Sarah Harvey an officer of the company under the supervision of Simon Bottoms an officer of the company, Competent Person under JORC and Qualified Person under CIM.

[4]	All Mineral Resources tabulations are reported inclusive of that material which is then modified to estimate Ore Reserves.
[5]

Open pit Ore Reserves are reported at a gold price of $1 000/oz and an average cut-off of 1.2g/t, and include both dilution and ore loss factors. Open pit Ore Reserves were estimated by Shaun Gillespie, an officer of the company and Competent Person under JORC and reviewed by Simon Bottoms, a Qualified Person under CIM.

Mineral Resources and Ore Reserve numbers are reported as per JORC 2012 and as such are reported to the second significant digit. Accordingly numbers may not add due to rounding.

The Mineral Resource and Ore Reserve estimates have been prepared according to JORC Code. The Qualified Person has reconciled the Ore Reserves to CIM Standards, and there are nomaterial differences. Refer to the comments and disclaimer on page 22 of this report.

EXPLORATION ACTIVITIES

This quarter concludes a year of strong progress both on the greenfield and brownfield projects across our portfolio. Focus at the top of the resource triangle has converted resources and delivered flexibility to the operations whilst expanded generative and grassroots initiatives have provided long-term foundations to our ongoing programmes. Significant intersections of drill and trench results reported below are documented with other significant results in Appendix A.

MALI

Loulo project

At Loulo 3, a nineteen-hole infill diamond programme was completed (8 273m total) to provide the data for resource estimation. Observations from core support the geologic model in terms of the style, alteration and position of mineralisation. Drilling shows increased variability in the width and tenor of MZ2 mineralisation in the area below the dolerite dyke compared to the block model. Step out drilling at Falemé successfully identified the strike continuation of the Gara system beneath mapped intrusive rocks. L0CP296, located 230m south of the current resource limit, intersected thin, but strong QT with moderate quartz-carbonate veining. The low thickness and tenor of mineralisation in L0CP296 highlights the characteristic variability of these parameters at Gara, and numerous drill holes within the known reserve and resource have similar width and grade. Follow-up drilling is underway to pierce the system at higher elevation (-500m RL), to produce a geological cross-section that will be used to motivate and optimize further step-out drilling along strike.

Gounkoto project

At Gounkoto Hangingwall, scout drilling testing the Upper and Lower south plunging shoot targets that flank the $1 000 super pit shell, confirmed down plunge continuity of the host stratigraphy and alteration, with broad intercepts (6m to 32m) of low grade (1g/t – 2g/t) mineralisation expected. Preliminary re-logging of 25 holes across four principle cross-sections at Faraba Main has been completed. An updated and improved geological model will be compiled with the aim of further optimising the target using information recently gathered from ongoing work in the district. Building on the new geological model at Faraba North last quarter, scout drilling began late in Q4 testing mineralisation continuity and underground potential hosted in the Main and FW Zone shoots. An RC programme to address empirical drill gaps in the open pit portion of the target will be motivated, pending a block model update and positive economic scope for a pit operation scheduled for completion in Q1.

Bakolobi JV (Taurus Gold)

A three-hole diamond drilling programme was completed at Dioula West and Gamaye South targets to confirm mineralisation and to assist with the interpretation of the control of the high-grade mineralisation intersected in previous AC and RC holes. At Dioula West, DLWDH001 testing beneath BKAC020 (9m @ 4.32g/t from 31m, incl. 5m @ 7.36g/t) confirmed the shallow intercept with 17.45m @ 2.34g/t (48.55m) incl. 2.90m @ 12.17g/t. Future work is being planned to test the model of plunging high grade shoots along the Dioula West structure. At Gamaye the diamond hole twinning high grade GARC048 (19m @ 8.98g/t incl. 6m @ 25.61g/t) intersected and confirmed mineralisation associated with a wide alteration/mineralisation system with strong grades expected over 11.5m. Once assay results are received the whole structure will be reviewed for follow up with closer spaced holes to define potential ore shoots.

Bena

An Aircore drilling programme has started to test gaps on Boulandissou, Teriya and Teriya SE structures, the southern part of Sinsinko structure and the northern part of the permit covered by transported material. To date 36% of the programme has been completed for 3 696m over 10 200m planned. At Boulandissou Main, the drill fence testing the extension of the structure 450m N of an artisanal site has intersected (beneath a wide transported laterite plateau) the continuity of the main system hosted within 35m width of sheared and altered quartzites (results are pending). At Sinsinko, a line drilled 300m to the S of the orpaillage zone testing the continuity of the main system and a possible NE structure is expected to have intersected both these structures. The eastern zone (15m wide) is interpreted to be the continuity of Sinsinko main zone with silica, albite and sulphide observed. Results are pending.

Q4 REPORT 2018    RANDGOLD RESOURCES        13

Mali South

At Mogoyafara, interesting results returned from the pits completed over the Mogocen target confirmed mineralisation in the saprolite within a NW corridor. Pitting on the northern continuity of an interpreted mineralised structure returned 32.7g/t hosted in sediments with moderate silica alteration and weak limonite-hematite weathering. Infill pits and a short trench are planned to better understand mineralisation and controls on the high grade. On the Diangouemerila permit, validation of the soil geochemistry has shown that the geology and structures measured in the field are supporting the WNW trending soil anomalism in the central and southern part of the permit. This orientation is unusual in this part of the Birimian and further fieldwork will be carried out in Q1.

In Mali we received ministerial approval to carry out research programmes over two separate areas of interest located in the Birimian. Additionally, this authorisation also enables Barrick to carry out research over a larger area in southern Mali where we aim to improve our understanding of the geology and prospectivity. Large scale mapping with regional traverses will start next quarter.

SENEGAL

Massawa

Drilling programmes on multiple targets around Massawa continued during the quarter. At the KB target in the ENE-1 domain, RC drilling confirmed +360m ENE strike continuity to mineralisation with infill drilling to 40m line spacing, with mineralisation open to the WSW and at depth. An additional target trend has been delineated with +180m NE strike continuity confirmed, remaining open to the SW. High-grade (+3g/t) mineralisation is observed at the intersections of these two orientations resulting in moderately plunging shoots towards NW. Highlights include high grade intercepts such a 30m @ 7.67g/t from 51m incl. 6m @ 20.99g/t (KBRC203). Additional drilling is planned to determine the volume and number of these high-grade shoots within the broad +2g/t ENE1 domain.

RC scoping drilling across the KB target area aimed to test additional structures during the quarter. Results highlighted multiple zones of E-W mineralisation with highlights including 4m @ 20.47g/t from 17m (KBRC146) and 6m @ 1.19g/t from 3m (KBRC161). These zones remain untested along strike.

Testing for mineralisation potential at the TG target within the Tinkoto Granite, confirmed mineralisation associated with hematite-magnetite alteration + pyrite +/- quartz veining. Highlights include: 7m @ 2.39g/t from 12m incl. 3m @ 4.81g/t from 12m (KBRC171) and 12m @ 7.68g/t from 8m incl. 2m @ 31.7g/t from 13m and 4m @ 5g/t from 15m (KBRC179). Infill drilling is planned for Q1.

At the ENE-4 domain portion of the KB target, RC drilling comprising 12 holes has confirmed shallow mineralisation related to a low-angle structure inferred from previous trenching and drilling. Highlights include 11m @ 5.56g/t from 60m incl. 3m @ 14.87g/t from 62m and 4m @ 2.51g/t from 93m (KBRC209) and 12m @ 3.22g/t from 5m incl. 4m @ 7.69g/t from 13m (KBRC204). These results demonstrate the potential for a broad, near-surface target currently defined over 135m strike. Further diamond drilling is planned in Q1 in addition to RC.

At Samina (Delya extension), initial RC drilling testing the potential of multiple +350m NE striking mineralised trends identified by grooving, trenching and mapping has confirmed the mineralised system down to +50m VD. Five NE striking zones are modeled, with the highest potential identified at a steeply dipping gabbro contact. Highlights include 15m @ 16.06g/t from 52m incl. 10m @ 21.8g/t (SMRC004) and 15m @ 2.40g/t from 71m incl. 9m @ 3.27g/t (SMRC011). Mineralisation remains open to the SW and at depth. Additional RC drilling testing interpreted extensions to mineralisation is planned for Q1.

At Tina, RC drilling and two trenches (300m) confirmed mineralisation at the margins of granodiorite contacts and NS to NE trending brittle-ductile structures. Mineralisation is characterised by strong sericite-silica alteration, moderate disseminated pyrite (2-3%), weak arsenopyrite (1%) and quartz-veining with occasional visible gold. Highlights include: 43m @ 2.03g/t from 84m incl. 13m @ 4.08g/t and 8m @ 5.09g/t (TNRC020), 52m @ 2.23g/t from 68m incl. 7m @ 2.69g/t and 13m @ 5.29g/t (TNRC023A), 13m @ 8.62g/t from 95m (TNRC022).

The Q4 exploration programme continues to confirm the Massawa project’s high gold endowment and potential to continue delivering new ounces.

Bambadji

The consolidation and review of the Bambadji datasets is ongoing with field-validation of the updated regolith map preceding Auger drilling scheduled in Q1.

CÔTE D’IVOIRE

Mankono Sissedougou JV

Work this quarter has focused on priority targets recently generated within the Mankono permit with particular focus on the Bafretou South prospect where a 6.5km-long soil anomaly has been recently delineated on the immediate extension of Orca Gold’s Morondo target. Four scout trenches display structural and alteration features that could drive the strong soil signature with shearing, silica-carbonate, disseminated pyrite and boxworks and promote a geological continuity between Morondo and Bafretou. Although trench results are pending, geological observations were sufficient to orient an AC programme to optimally progress the target. At this stage, four lines out of ten have been drilled and intersected multiple potential zones of mineralisation varying from 10m to 30m wide associated with sericite-silica-carbonate alteration hosted in deformed volcanics and within +200m wide moderately foliated diorite.

Boundiali permit

This quarter, Aircore drilling has been in progress over the Fonondara structure testing the targets identified from the recent generative work undertaken on the southern portion of the structure. At this stage, four out of twelve targets have been tested and, while most of the results are pending, sub-parallel mineralised structures have been confirmed at Katiere target with 13m @ 2.20g/t in KTIAC004 and 8m @ 4.93g/t in KTIAC021. The AC programme will continue with investigating additional targets from the northern portion of the Fonondara corridor and new targets to be generated from the Syama structure.

Nielle

Following on from the encouraging Aircore results that were returned from the Badenou Trend in previous quarters, results for Q4 continued to highlight the prospectivity of the Trend. AC results along strike of the Mercator target include 6m @ 1.27g/t (MTAC065) and 9m @ 1.35g/t (MTAC088). Across the length of the Badenou AOI, results from AC drilling include 15m @ 2.5g/t (BDAC014) and 42m @ 1.86g/t (BDAC028). These results have also confirmed the alteration envelopes as interpreted.

Trenches totalling over 400m length were placed along the 15km Badenou trend, over AC lines with good intersections and results have been returned for four trenches. Two trenches immediately SW of Djinni, up to 600m along strike confirm the presence of the altered structure, with zones of up to 18m of anomalous grade. Trenches at the Belekolo Bend AOI (3km SW, along strike from Djinni) and at the Badenou AOI returned more encouraging intersections including 8.5m @ 1.42g/t in BBTR002, as well as 18m @ 1.20g/t (incl. 6m @ 2.90g/t) in BDTR001 on the second-to-last AC line drilled at the Badenou AOI. The three trenches along the Badenou target have intercepted a coarse-grained diorite interpreted to be the same unit intersected at the Mercator Target to the N.

      14         RANDGOLD RESOURCES    Q4 REPORT 2018

At Mercator, 13 RC holes were drilled within the North Zone to target both oxide potential and the existence of a possible gentle-to-moderate northerly plunge to the mineralisation. Results returned include 30.0m @ 2.20g/t in MTRC010 and 23m @ 1.30g/t in MTRC012. As a result of this new data and the ongoing remodelling programme, we expect the main target for increased ounce potential is to the immediate south of the Mercator target and to the north, where wide Au-in-soil anomalies are poorly tested. RC and diamond follow-up drilling are planned for Q1 2019 in these areas.

DRC

Kibali

At Kombokolo main, diamond hole KKDD045 was designed and drilled to test the down plunge continuity of the eastern domain as well as the revised geological model down to 950m from surface. The hole intersected the target and returned 42.4m @ 1.08g/t from 264m incl. 1.02m @ 6.57g/t from 278.6m, 0.85m @ 3.5g/t from 283.15m and 1m @ 3.92g/t from 300m within the modeled mineralisation zone, confirming that the mineralised envelope is still open down plunge but with narrow high grade zones but do not support an underground project.

At Ngoyoba, additional floatation-leach test work confirmed the refractory nature of the ore type and thus the target has been downgraded and team has switched focused to the Madungu-Memekazi trend, a +3km strike corridor with structural complexity and lithological contrasts, for near mine non-refractory ore.

At Kalimva/Ikamva, following up on the results received from the fourth phase of drilling, an updated resource model was completed, delivering an inferred resource which supported the project being advanced through a prefeasibility study with phase 1 drilling currently underway.

At Oere, an RC programme of 20 holes confirmed the model of dipping planar mineralisation on a segment of the main KZ-trend. Combined results including historic holes indicate an orebody of an average thickness of 11.57m with an average grade of 1.97g/t, over 2km strike length with a sigmoidal shape. A review and gap analysis is ongoing including the coverage of the 1.6km gap between the Oere target and Kalimva, to the north.

At Zakitoko-Birindi, four RC holes were completed, the first holes to be drilled in this target area. The first holes show that the target mineralisation is hosted in brecciated chert with silica-limonite alteration and fine disseminated pyrite. Assay results from ZKRC0001 which returned 21m @ 1.39g/t support the geological model suggesting a steep planar structure associated with the brecciated ferruginous chert.

Most of the results were received for the stream sediment sampling programme completed in Q3 across the Kibali permit. Seven anomalous basins were identified and will be followed up with mapping and soil sampling programmes next quarter.

Ngayu JV (Loncor/Devon/Randgold)

At the Makasi trend, results from auger drilling covering the trend over a 1.2km strike length indicate that narrow mineralisation is hosted within a wide, anastomosing shear corridor (SW – NE), on or near the contact between interbedded coarse and fine sediments and volcanics. Auger drilling was also completed on the Itali-Ngalisa trend (results pending) while currently testing the BIF system at the Bikira target. Trenching at the Bavadili West target continues to confirm mineralisation within a folded brecciated cherty BIF. A pitting programme is to continue delineating the footprint of the system.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

$000	Unaudited quarter ended 31 Dec 2018	Unaudited quarter ended 30 Sep 2018	Unaudited quarter ended 31 Dec 2017	Unaudited 12 months ended 31 Dec 2018	Audited* 12 months ended 31 Dec 2017
REVENUES
Gold sales on spot	334 814	243 566	328 618	1 135 317	1 280 217
Total revenues	334 814	243 566	328 618	1 135 317	1 280 217
Share of profits of equity accounted joint ventures	34 109	28 277	13 692	97 082	11 950
Other income	6 446	6 233	1 385	24 171	14 928
Total income	375 369	278 076	343 695	1 256 570	1 307 095
COST AND EXPENSES
Mine production costs	144 901	114 255	123 754	515 426	473 909

Movement in production inventory and ore stockpiles	(24 540)	(17 949)	3 498	(54 782)	(12 095)
Depreciation and amortisation	54 970	43 193	51 161	195 764	182 900
Other mining and processing costs	19 370	14 470	15 672	66 120	63 125
Mining and processing costs	194 701	153 969	194 085	722 528	707 839
Royalties	17 130	13 710	16 522	59 291	65 663
Cost of sales	211 831	167 679	210 607	781 819	773 502
Exploration and corporate expenditure	22 638	11 309	12 172	64 698	47 785
Other expenses	92 752	10 196	7 865	114 323	7 865
Total costs	327 221	189 184	230 644	960 840	829 152
Operating profit	48 148	88 892	113 051	295 730	477 943
Finance income	4 781	3 806	3 082	12 691	6 018
Finance costs	(3 448)	(673)	(1 840)	(5 313)	(3 107)
Finance income/ (costs) – net	1 333	3 133	1 242	7 378	2 911
Profit before income tax	49 481	92 025	114 293	303 108	480 854
Income tax expense	(20 189)	(18 873)	(27 206)	(75 772)	(145 807)
Profit for the period	29 292	73 152	87 087	227 336	335 047
Other comprehensive income
Share of equity accounted joint ventures other comprehensive profit/(loss)	-	-	-	-	(17)
Total other comprehensive expense	-	-	-	-	(17)
Total comprehensive income	29 292	73 152	87 087	227 336	335 030
Profit attributable to:
Owners of the parent	18 086	61 416	75 459	189 012	278 017
Non-controlling interests	11 206	11 736	11 628	38 324	57 030
	29 292	73 152	87 087	227 336	335 047
Total comprehensive income attributable to:
Owners of the parent	18 086	61 416	75 459	189 012	278 000
Non-controlling interests	11 206	11 736	11 628	38 324	57 030
	29 292	73 152	87 087	227 336	335 030
Basic earnings per share ($)	0.19	0.65	0.80	2.00	2.96
Diluted earnings per share ($)	0.19	0.64	0.79	1.98	2.92
Average shares in issue (000)	94 737	94 459	94 125	94 478	94 055

*	Extracted from the audited consolidated financial statements as of and for the year ended 31 December 2017.

Q4 REPORT 2018    RANDGOLD RESOURCES        15

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
$000	Unaudited at 31 Dec 2018	Unaudited at 30 Sep 2018	Audited at 31 Dec 2017	*
Assets
Non-current assets
Property, plant and equipment	1 524 823	1 545 826	1 557 284
Cost	2 805 049	2 771 080	2 661 745
Accumulated depreciation and amortisation	(1 280 226)	(1 225 254)	(1 084 461)
Long-term ore stockpiles	163 672	152 435	159 534
Trade and other receivables	65 988	52 654	55 052
Investments in equity accounted joint ventures	1 450 688	1 420 590	1 440 610
Other investments in joint ventures	57 571	57 419	50 109
Total investments in joint ventures	1 508 259	1 478 009	1 490 719
Total non-current assets	3 262 742	3 228 924	3 282 589
Current assets
Inventories and ore stockpiles	165 225	158 788	116 797
Trade and other receivables	192 616	224 357	184 275
Cash and cash equivalents	750 991	653 533	719 808
Total current assets	1 108 832	1 036 678	1 020 880
Total assets	4 371 574	4 265 602	4 303 469
Equity attributable to owners of the parent	3 497 234	3 707 682	3 706 355
Non-controlling interests	299 315	307 323	285 914
Total equity	3 796 549	4 015 005	3 992 269
Non-current liabilities
Loans from minority shareholders	2 765	2 765	2 765
Deferred tax	63 241	61 803	52 781
Provision for rehabilitation	54 853	55 738	55 738
Total non-current liabilities	120 859	120 306	111 284
Current liabilities
Trade and other payables	449 073	128 136	149 288
Current income tax payable	5 093	2 155	50 628
Total current liabilities	454 166	130 291	199 916
Total equity and liabilities	4 371 574	4 265 602	4 303 469

*	Extracted from the audited consolidated financial statements as of and for the year ended 31 December 2017.

These results are presented as the fourth quarter ended 31 December 2018. They have been prepared in accordance with International Financial Reporting Standards as issued by the IASB (IFRS) on a basis that is consistent with the accounting policies applied by the group in its audited consolidated financial statements for the year ended 31 December 2017, and which formed the basis of the 2017 annual report. The company has adopted IFRS 9 ‘Financial Instruments’ and IFRS 15 ‘Revenue from Customers’ in the twelve month period ending 31 December 2018, following the standards becoming effective for periods commencing on or after 1 January 2018. IFRS 9 ‘Financial instruments’ addresses the classification and measurement of financial assets and financial liabilities and replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortised cost, fair value through other comprehensive income (OCI) and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. There is now a new expected credit loss model that replaces the incurred loss impairment model used in IAS 39. The adoption of IFRS 9 did not result in any material change to the consolidated results of the group from the beginning of the earliest period presented. Following an assessment of the consolidated financial assets no changes to classification of those financial assets was required. The group has applied the expected credit loss impairment model to its financial assets, focused in particular on its long-term loans to its asset leasing joint ventures which hold mining equipment and no material credit losses are considered to apply. The group’s VAT receivables detailed below are excluded from the scope of IFRS 9. IFRS 15 introduced a single framework for revenue recognition and clarify principles of revenue recognition. This standard modifies the determination of when to recognise revenue and how much revenue to recognise. The core principle is that an entity recognises revenue to depict the transfer of promised goods and services to the customer of an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The adoption of IFRS 15 did not result in any material change to the group’s revenue recognition, from the beginning of the earliest period presented, following analysis of the gold sales contracts held by its mining operations. The company enters into a contract for the sale of gold at each of its mining operations. The group’s performance obligation under each of the contracts is to supply such gold to the customer subject to minimum quality specifications with the consideration for such gold sales determined by the market spot price for each ounce of gold at the point of sale and gold content. As the sales from gold contracts are subject to customer survey adjustment, sales are initially recorded based on the results of tests on the material prior to shipment to determine the gold content and specification with such estimates subsequently adjusted to reflect the final gold content determined by the customer shortly after period end. Revenue is recorded to the extent that it is highly probable that there will be no subsequent reversal of such revenue due to gold content or quality specifications. Historical adjustments of this nature have been insignificant. The performance obligations are considered to be satisfied and control of the gold transferred as the gold leaves the gold room upon collection by the customer, with title, possession and significant risks and rewards transferred at this point with revenue recorded accordingly. This announcement has been prepared in accordance with the measurement and recognition principles of IFRS. These results do not include all the notes of the type normally included in an annual financial statement. Accordingly, this announcement is to be read in conjunction with the annual report for the year 31 December 2017, and any public announcements made by the group during the reporting period. While the information included in this announcement has been prepared in accordance with the recognition and measurement principles of IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The auditors’ report for the year ended 31 December 2017 was unqualified and did not include references to any matters which the auditor drew attention to by way of emphasis without qualifying their report.

Property, plant and equipment cost increased by $34.0 million for the three months ended 31 December 2018 and was mainly attributable to capital expenditure at the Loulo-Gounkoto complex of $28.4 million. Of this amount, $12.1 million was spent on the development of the Yalea and Gara underground mines, $11.9 million on ongoing surface and exploration capital and $4.4 million at Gounkoto, mostly relating to mining fleet rebuild activities. Ongoing capital expenditure at Tongon was $4.6 million, while $1.6 million was spent at the Massawa feasibility project during the quarter.

Property, plant and equipment cost increased by $143.3 million for the year ended 31 December 2018 and was mainly attributable to capital expenditure at the Loulo-Gounkoto complex of $109.3 million. Of this amount, $59.1 million was spent on the development of the Yalea and Gara underground mines and $29.3 million was spent on ongoing capital and exploration. At Gounkoto, $11.7 million was spent on mining fleet rebuild activities and $2.5 million was recognised as a stripping asset in respect of the open pit pushback. Capital expenditure at Tongon of $11.3 million related mainly to mining fleet rebuild activities ($7.2 million) and ongoing surface and exploration capital ($4.1 million). During the year, $20.4 million was spent at the Massawa feasibility project. A cost update of the rehabilitation provisions was undertaken at year end with the rehabilitation assets at the mines remaining in line with the prior year.

The group’s capital commitments (including its share of equity accounted joint ventures) at 31 December 2018 amounted to $38.2 million, with the majority relating to the Loulo-Gounkoto complex ($25.9 million) and Tongon ($2.1 million) and at the joint venture operation Kibali ($10.2 million attributable).

The long term ore stockpiles balance of $163.7 million increased by 7% against the balance at 30 September 2018 and relates to the portion of ore stockpiles at Loulo, Gounkoto and Tongon which are expected to be processed after more than one year, in line with the respective mine plans. The increase on the previous quarter is as the result of increases in the long term stockpile balances at Gounkoto and Tongon. The increase of 3% from 31 December 2017 relates to an increase in the long term stockpile balances at Gounkoto.

The increase in non-current trade and other receivables to $66.0 million from 30 September 2018 and 31 December 2017 relates to the portion of value added tax (TVA) receivable to be received in more than one year. The increase in the non-current portion is due to a re-assessment of the expected timing of TVA offsets to be made and expected timing of recovery of tax prepayments described below.

Investments in equity accounted joint ventures reflects the group’s share of its equity accounted investments, mainly Kibali as well as Morila, and the group’s asset leasing joint ventures. Other investments in joint ventures reflect the group’s loans advanced to the group’s asset leasing joint ventures.

The balance of $1.5 billion in total investment in joint ventures at 31 December 2018 increased by $30.1 million against the balances at 30 September 2018 and the movement in the quarter mainly reflects the group’s share of the profits from equity accounted joint ventures ($34.1 million) offset by dividends received in the quarter from joint ventures ($4.0 million).

      16         RANDGOLD RESOURCES    Q4 REPORT 2018

The increase year on year of $17.6 million in total investment in joint ventures mainly reflects the group’s share of profits earned of $97.1 million (31 December 2017: $12.0 million) as well as loans advanced to the group’s asset leasing joint ventures of $9.3 million offset by dividends received from joint ventures of $88.8 million.

Current inventories and ore stockpiles of $165.2 million increased by $6.4 million from the balances at 30 September 2018 of $158.8 million. The increase is mainly as a result of an increase of $2.8 million in the current portion of ore stockpiles at Gounkoto, increase of $2.9 million at Loulo and an increase of $7.5 million at Tongon, in line with mine plans, offset decreases in consumable stores balances of $1.9 million at Loulo and $4.9 million at Tongon. The increase year on year of $48.4 million is the result of an increase of stockpile balances at Gounkoto, Loulo and Tongon offset by decreases in the gold in process balances at Gounkoto and Tongon as well as decreases in gold on hand balances at Loulo, Gounkoto and Tongon.

Current trade and other receivables at 31 December 2018 of $192.6 million decreased by 14% from the balances at 30 September 2018 of $224.4 million, which mainly reflects the decrease of $9.1 million in trade balances at Tongon and a slight decrease in tax prepayments at Loulo and Gounkoto as well as the increase of $13.3 million in non-current receivables compared to the prior quarter. Included within non-current trade and other receivables is the portion of TVA balances at Loulo and Gounkoto that are expected to be recovered in more than one year. The increase of $8.3 million year on year is as the result of the tax prepayments at Loulo and Gounkoto described above, offset by lower trade debtors at Loulo.

The total outstanding refundable TVA balances in Mali amount to $131.7 million (30 September 2018: $131.1 million) and include 100% of the Loulo and Gounkoto TVA receivables and the attributable portion of the Morila TVA receivable of $7.8 million (30 September 2018: $7.5 million). Morila, Loulo and Gounkoto have the legal right, under the terms of their respective mining conventions, to offset other taxes payable to the State of Mali against these refundable TVA balances. Management continues to pursue the cash settlement of these TVA balances. A time value of money provision of $11.3 million (2017: $2.5 million) has been recorded to reflect the increased portion of TVA and tax receivables reclassified to non-current receivables compared to the prior quarter

The group’s share of the TVA balance at Kibali amounted to $91.8 million (30 September 2018: $72.8 million) (at 45% attributable share). Kibali reached an agreement with the Ministry of Finance in Q4 2018 on the reimbursement of the refundable TVA balance. The agreement allows for $40.0 million (the group’s 45% attributable share amounting to $18.0 million) to be refunded initially, while the remaining balance can be settled on an offset basis against other taxes. The Morila and Kibali TVA balances are included in the group’s investment in joint ventures line.

The group has received various tax claims from the State of Mali in respect of its Mali operations, which totalled $267.7 million at the end of the current quarter. Having taken professional advice, the group considers the substantial elements of the claims to be without merit or foundation and is strongly defending its position in relation to these claims and following the appropriate legal process. Accordingly, no provision has been made for such claims and the likelihood of a material outflow of economic benefits in respect of such claims is considered improbable under IFRS, with accruals continuing to be limited to certain specific elements having considered relevant circumstances and information. Loulo, Gounkoto and Morila each have legally binding establishment conventions, which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve these outstanding fiscal issues. During 2016, the group received payment demands in respect of these disputed amounts, and consequently, from 2016 up to December 2018, the group paid tax advances to the State of Mali totalling $41.1 million, to ensure that it could continue to engage with the Malian authorities to resolve the tax disputes, noting that any amounts which were legally not due would be refunded. These amounts are shown in current and non-current trade and other receivables.

In the DRC, the 2018 Mining Code and related amended Mining Regulations came into effect during the first half of the year and removed fiscal stability protections under the 2002 Mining Code and introduced a series of potentially significant adverse changes to tax legislation. Kibali Goldmines SA has taken legal advice and has been exploring all options to protect its vested rights under the 2002 Mining Code, as well as the specific state guarantees it previously received regarding fiscal stability. Without prejudice to its rights under the stability protections Kibali is currently paying certain additional taxes while it engages with government. Continued engagement with government has resulted in the submission of an application for a number of exemption and waivers in terms of Article 220 of the 2018 law as part of the group’s efforts to reach a mutually acceptable way forward. Article 220 affords benefits to mining companies in landlocked infrastructurally challenged provinces, such as where Kibali is located.

The increase in cash of $97.5 million since 30 September 2018 reflects the group’s strong operational cash flows from the Loulo-Gounkoto complex and the Tongon mine ($158.2 million) and dividends received from joint ventures ($4.0 million), offset by taxes paid during the quarter

($11.3 million) and the group’s continued investment in capital expenditure in its subsidiaries ($34.2 million). The increase in cash year on year of $31.2 million reflects the group’s strong operational cash flows from the Loulo-Gounkoto complex and the Tongon mine ($436.2 million) and dividends received from joint ventures ($88.8 million) offset by investments in joint ventures ($9.1 million), taxes paid ($132.4 million) and dividends paid to shareholders in the year ($188.8 million).

Deferred tax of $63.2 million increased by 2% from the balance at 30 September 2018 of $61.8 million and by 20% year on year mainly due to the effects of the Life of Mine (LoM) units of production depreciation adjustments at the Loulo-Gounkoto complex and at Tongon during the quarter.

Q4 REPORT 2018    RANDGOLD RESOURCES        17

On 31 July 2018 Gounkoto was granted a 50% corporate tax reduction over a four year period, effective from 1 January 2018 until 31 December 2021, to support the development of a super pit at the mine. The agreement, which reduces the corporate tax rate, is a concession under Gounkoto’s mining convention that gives Gounkoto the right to apply for the additional tax exoneration should it make additional investments. The impact of the reduced tax rate resulted in the application of an effective 15% tax for the current year and reversal of the previous tax charge at 30% in the third quarter, including associated reversals of the additional charges recorded in the current year relating to deferred tax adjustments.

Trade and other payables of $449.1 million increased by $320.1 million against the balance at 30 September 2018 of $128.1 million, primarily as the result of a dividend payable of $256.2 million relating to the dividend of 269 US cents declared for 2018. The remaining increases relate to trade and other payables amounts at Loulo, Gounkoto and Tongon. The year on year increase of $299.8 million is as the result of the 2018 dividend payable in the current year, as described above as well as increases in trade and other payable amounts at Loulo, Gounkoto and Tongon.

Current tax payable of $5.1 million increased by $2.9 million from the balances at 30 September 2018 as the result of higher profits in the current quarter, in particular at Tongon, Loulo and Gounkoto have made overpayments of $10.3 million relating to corporate tax due and these are included in trade and other receivables. Current tax payable decreased by $45.5 million against the balances at 31 December 2017 as the result of the timing of corporation tax instalment payments.

The condensed financial statements have been prepared on a going concern basis as the directors believe that based on the company’s current cash resources and facilities, projected operating cash flows and capital expenditure, the company is confident it will be able to meet its obligations at the prevailing gold price for the foreseeable future, a period of not less than 12 months from the date of this report.

CONSOLIDATED CASH FLOW STATEMENT
$000	Unaudited quarter ended 31 Dec 2018	Unaudited quarter ended 30 Sep 2018	Unaudited quarter ended 31 Dec 2017	Unaudited 12 months ended 31 Dec 2018	Audited* 12 months ended 31 Dec 2017
Profit after tax	29 292	73 152	87 087	227 336	335 047

Income tax expense	20 189	18 873	27 206	75 772	145 807
Profit before income tax	49 481	92 025	114 293	303 108	480 854

Share of (profits) of equity accounted joint ventures	(34 109)	(28 277)	(13 692)	(97 082)	(11 950)

Adjustment for non-cash items	84 045	80 424	66 389	253 903	234 380

Effects of change in operating working capital items	58 749	(43 757)	21 806	(23 717)	(7 641)

Receivables	15 772	(14 940)	(34 052)	(38 033)	(44 417)

Inventories and ore stockpiles	(17 674)	(23 056)	19 938	(52 566)	7 402

Trade and other payables	60 651	(5 761)	35 920	66 882	29 374
Cash generated from operations	158 166	100 415	188 796	436 212	695 643

Dividends received from equity accounted joint ventures	4 000	37 500	4 000	88 806	4 000

Income tax paid	(11 261)	(53 092)	(29 400)	(132 406)	(151 845)
Net cash generated from operating activities	150 905	84 823	163 396	392 612	547 798
Additions to property, plant and equipment	(34 233)	(26 900)	(55 587)	(138 643)	(195 979)
Funds invested in equity accounted joint ventures	-	(6 619)	(7 296)	(9 123)	(30 915)
Loans repaid by equity accounted joint ventures	-	-	-	-	746
Net cash used by investing activities	(34 233)	(33 519)	(62 883)	(147 766)	(226 148)
Proceeds from issue of ordinary shares	-	-	-	90	277
Dividends paid to company’s shareholders	-	-	-	(188 830)	(94 046)
Dividends paid to non-controlling interests	(19 214)	(1 444)	(2 281)	(24 923)	(24 374)
Net cash used by financing activities	(19 214)	(1 444)	(2 281)	(213 663)	(118 143)
Net increase in cash and cash equivalents	97 458	49 860	98 232	31 183	203 507
Cash and cash equivalents at beginning of period	653 533	603 673	621 576	719 808	516 301
Cash and cash equivalents at end of period	750 991	653 533	719 808	750 991	719 808

*	Extracted from the audited consolidated financial statements as of and for the year ended 31 December 2017.

      18         RANDGOLD RESOURCES    Q4 REPORT 2018

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
	Number of ordinary shares	Share capital $000	Share premium $000	Other reserves1 $000	Retained earnings $000	Total equity attributable to owners of parent $000	Non- controlling interests $000	Total equity $000
Balance – 31 Dec 2016 – audited*	93 803 752	4 690	1 537 326	63 141	1 893 542	3 498 699	253 258	3 751 957
Share of other comprehensive expense of joint ventures[1]	-	-	-	(17)	-	(17)	-	(17)
Other comprehensive expense	-	-	-	(17)	-	(17)	-	(17)
Net profit for the period	-	-	-	-	278 017	278 017	57 030	335 047
Total comprehensive income for the period	-	-	-	(17)	278 017	278 000	57 030	335 030
Share-based payments	-	-	-	21 779	-	21 779	-	21 779
Share options exercised	10 306	1	276	-	-	277	-	277
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	72	(72)	-	-	-	-
Shares vested[2]	310 814	16	25 687	(24 057)	-	1 646	-	1 646
Dividend relating to 2016	-	-	-	-	(94 046)	(94 046)	-	(94 046)
Non-controlling interest share of Gounkoto and Tongon dividend	-	-	-	-	-	-	(24 374)	(24 374)
Balance – 31 Dec 2017 – audited*	94 124 872	4 707	1 563 361	60 774	2 077 513	3 706 355	285 914	3 992 269
Share of other comprehensive income of joint ventures[1]	-	-	-	-	-	-	-	-
Other comprehensive expense	-	-	-	-	-	-	-	-
Net profit for the period	-	-	-	-	189 012	189 012	38 324	227 336
Total comprehensive income for the period	-	-	-	-	189 012	189 012	38 324	227 336
Share-based payments	-	-	-	44 539	-	44 539	-	44 539
Share options exercised	2 000	-	90	-	-	90	-	90
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	28	(28)	-	-	-	-
Shares vested[2]	1 119 506	59	91 690	(89 468)	-	2 281	-	2 281
Dividend relating to 2017 (paid)	-	-	-	-	(188 830)	(188 830)	-	(188 830)
Dividend relating to 2018 (declared)	-	-	-	-	(256 213)	(256 213)	-	(256 213)
Non-controlling interest share of Gounkoto and Tongon dividend	-	-	-	-	-	-	(24 923)	(24 923)
Balance – 31 Dec 2018 – unaudited	95 246 378	4 766	1 655 169	15 817	1 821 482	3 497 234	299 315	3 796 549

*	Extracted from the audited consolidated financial statements as of and for the year ended 31 December 2017.
[1]	Other reserves include the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium).
[2]

Restricted shares were issued as remuneration to executive directors and senior management. Shares were also issued to executive directors following approval of their annual bonuses and to non-executive directors as fees. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

NON-GAAP MEASURES

Randgold previously identified certain measures that it believed would assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. In particular, measures reported by Randgold relating to periods prior to its merger with Barrick, which became effective on 1 January 2019, may not be directly comparable with measures that Barrick has historically reported (or will continue to report going forward) and are provided for information purposes only. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparable and key measures used within the business for assessing performance.

These measures are explained further below:

Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash cost per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, and royalties. Total cash costs exclude costs associated with capitalised stripping activities. Group total cash costs and total cash cost per ounce also include our share of our equity accounted joint ventures’ total cash costs and total cash cost per ounce. During periods of extended mine stoppages in which there is no gold production and sales for a specific operation, fixed costs associated with the operation that would ordinarily be recorded in mining and processing costs and cash costs are recorded in other expenses and excluded from cash costs accordingly.

Total cash cost per ounce is calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces sold for the periods presented. Total cash costs and total cash cost per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash cost per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortisation would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute.

Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash cost per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold believes that total cash cost per ounce is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts. Randgold currently does not have any hedge positions. Gold sales include our share of our equity accounted joint ventures’ gold sales.

Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented. Profit from mining includes our share of our equity accounted joint ventures.

Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period. Gold on hand includes our share of our equity accounted joint ventures’ gold on hand.

The group non-GAAP measures presented in the ‘Summarised financial information’ in the accompanying table include the group’s share of each operating mine, together with adjustments to eliminate intergroup transactions.

Q4 REPORT 2018    RANDGOLD RESOURCES        19

The accompanying table reconciles gold sales, total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the statement of comprehensive income, determined in accordance with IFRS, for each of the periods set out therein.

NON-GAAP
NON-GAAP GROUP
$000	Unaudited quarter ended 31 Dec 2018	Unaudited quarter ended 30 Sep 2018	Unaudited quarter ended 31 Dec 2017	Unaudited 12 months ended 31 Dec 2018	Unaudited 12 months ended 31 Dec 2017
Group
Revenue per IFRS[1]	334 814	243 566	328 618	1 135 317	1 280 217
Gold sales adjustments for joint ventures[2]	129 836	130 659	106 196	506 884	374 112
Gold sales[3]	464 650	374 225	434 814	1 642 201	1 654 329
Mine production costs[1]	144 901	114 255	123 754	515 426	473 909
Movement in production inventory and ore stockpiles[1]	(24 540)	(17 949)	3 498	(54 782)	(12 095)
Royalties including adjustment for joint ventures	23 203	20 636	20 238	81 950	82 087
Royalty adjustment for joint ventures[3]	(6 073)	(6 926)	(3 716)	(22 659)	(16 424)
Total royalties[1]	17 130	13 710	16 522	59 291	65 663
Other mining and processing costs[1]	19 370	14 470	15 672	66 120	63 125
Cash costs adjustments for joint ventures[2]	54 809	57 070	53 844	240 009	224 745
Total cash costs[3]	211 670	181 556	213 290	826 064	815 347
Profit from mining activity[3]	252 980	192 669	221 524	816 137	838 982
Group gold sales[3] (oz)	375 838	309 579	340 177	1 296 649	1 314 984
Total cash cost per ounce sold[3]	563	586	627	637	620
Gold on hand at period end[3]	14 019	14 476	31 215	14 019	31 215

NON-GAAP GROUP
$000	Unaudited quarter ended 31 Dec 2018	Unaudited quarter ended 30 Sep 2018	Unaudited quarter ended 31 Dec 2017	Unaudited 12 months ended 31 Dec 2018	Unaudited 12 months ended 31 Dec 2017
Group
Mine production costs[1]	144 901	114 255	123 754	515 426	473 909
Movement in production inventory and ore stockpiles[1]	(24 540)	(17 949)	3 498	(54 782)	(12 095)
Depreciation and amortisation	54 970	43 193	51 161	195 764	182 900
Other mining and processing costs[1]	19 370	14 470	15 672	66 120	63 125
Royalties[1]	17 130	13 710	16 522	59 291	65 663
Cost of sales[1]	211 831	167 679	210 607	781 819	773 502
Depreciation and amortisation	(54 970)	(43 193)	(51 161)	(195 764)	(182 900)
Cash costs adjustments for joint ventures[2]	54 809	57 070	53 844	240 009	224 745
Total cash costs[3]	211 670	181 556	213 290	826 064	815 347
Ounces sold by subsidiaries (oz)	270 652	201 583	257 091	895 966	1 015 750
Share of attributable ounces sold by joint ventures (oz)	105 186	107 996	83 086	399 683	299 231
Group gold sales[1] (oz)	375 838	309 579	340 177	1 296 649	1 314 984
Cost of sales per ounce sold by subsidiaries ($/oz)	783	832	819	873	762
Total cash cost per ounce sold[3] ($/oz)	563	586	627	637	620

[1]	Figures extracted from IFRS results.
[2]

The group includes the gold sales and cash costs associated with the joint venture results in its non-GAAP measures. The gold sales adjustments reflect our 40% share of Morila’s gold sales and 45% share of Kibali’s gold sales. The cash costs adjustments primarily reflect our 40% share of Morila’s cash costs, 45% of Kibali’s cash costs, as well as our 50.1% share in the asset leasing companies) cash cost adjustments. Morila, Kibali and the asset leasing companies are equity accounted for under IFRS.

[3]	Refer to explanation of non-GAAP measures provided.

NON-GAAP GROUP
$000	Unaudited quarter ended 31 Dec 2018	Unaudited quarter ended 30 Sep 2018	Unaudited quarter ended 31 Dec 2017	Unaudited 12 months ended 31 Dec 2018	Unaudited 12 months ended 31 Dec 2017
Group
Total income[1]	375 369	278 076	343 695	1 256 570	1 307 095
Total costs[1]	327 221	189 184	230 644	960 840	829 152
Operating profit	48 148	88 892	113 051	295 730	477 943
Share of profits from joint ventures[1]	(34 109)	(28 277)	(13 692)	(97 082)	(11 950)
Other income[1]	(6 446)	(6 233)	(1 385)	(24 171)	(14 928)
Depreciation and amortisation[1]	54 970	43 193	51 161	195 764	182 900
Exploration and corporate expenditure[1]	22 638	11 309	12 172	64 698	47 785
Other expenses[1]	92 752	10 196	7 865	114 324	7 865
Gold sales adjustments for joint ventures[2]	129 836	130 659	106 196	506 884	374 112
Cash costs adjustments for joint ventures[2]	(54 809)	(57 070)	(53 844)	(240 009)	(224 745)
Profit from mining activity[3]	252 980	192 669	221 524	816 137	838 982

NON-GAAP LOULO-GOUNKOTO
	Unaudited quarter ended 31 Dec 2018	Unaudited quarter ended 30 Sep 2018	Unaudited quarter ended 31 Dec 2017	Unaudited 12 months ended 31 Dec 2018	Unaudited 12 months ended 31 Dec 2017
Loulo-Gounkoto Complex (100%)
Gold sales ($000)	237 123	214 232	222 811	844 218	911 452
Cost of sales applicable to gold sales ($000)	131 077	136 798	137 828	539 293	516 499
Depreciation ($000)	(33 398)	(34 453)	(32 724)	(132 666)	(123 460)
Total cash costs ($000)	97 679	102 345	105 104	406 627	393 039
Ounces sold (oz)	191 614	177 264	174 495	667 316	723 438
Cost of sales per ounce sold ($/oz)	684	772	790	808	714
Total cash cost per ounce sold ($/oz)	510	577	602	609	543
Operating profit ($000)	78 042	67 279	70 199	247 469	363 610
Depreciation and amortisation ($000)	33 398	34 453	32 724	132 666	123 460
Other expenses	25 356	4 977	13 320	51 397	26 240
Exploration and corporate expenditure	2 648	9 214	1 464	6 059	5 102
Profit from mining activity ($000)	139 444	111 887	117 707	437 591	518 413

NON-GAAP LOULO
	Unaudited quarter ended 31 Dec 2018	Unaudited quarter ended 30 Sep 2018	Unaudited quarter ended 31 Dec 2017	Unaudited 12 months ended 31 Dec 2018	Unaudited 12 months ended 31 Dec 2017
Loulo (100%)
Gold sales ($000)	130 228	130 489	119 214	498 903	544 941
Cost of sales applicable to gold sales ($000)	86 185	92 582	85 139	357 068	337 704
Depreciation ($000)	(27 080)	(28 283)	(28 730)	(110 207)	(106 254)
Total cash costs ($000)	59 105	64 299	56 409	246 861	231 450
Ounces sold (oz)	105 513	108 014	93 425	394 582	432 464
Cost of sales per ounce sold ($/oz)	817	857	911	905	795
Total cash cost per ounce sold ($/oz)	560	595	604	626	535
Operating profit ($000)	22 341	35 230	20 111	106 424	177 420
Other income ($000)	(3 586)	(3 355)	(4 554)	(13 072)	(13 371)
Depreciation and amortisation ($000)	27 080	28 283	28 730	110 207	112 254
Exploration and corporate expenditure	2 122	352	1 230	3 731	3 874
Other expenses ($000)	23 167	5 680	17 288	44 752	33 314
Profit from mining activity ($000)	71 124	66 190	62 805	252 042	313 491

      20         RANDGOLD RESOURCES    Q4 REPORT 2018

NON-GAAP GOUNKOTO
	Unaudited quarter ended 31 Dec 2018	Unaudited quarter ended 30 Sep 2018	Unaudited quarter ended 31 Dec 2017	Unaudited 12 months ended 31 Dec 2018	Unaudited 12 months ended 31 Dec 2017
Gounkoto (100%)
Gold sales ($000)	106 895	83 743	103 597	345 316	366 510
Cost of sales applicable to gold sales ($000)	44 892	44 216	52 690	182 226	172 794
Depreciation ($000)	(6 318)	(6 170)	(3 994)	(22 459)	(11 206)
Total cash costs ($000)	38 574	38 046	48 696	159 767	161 588
Ounces sold (oz)	86 102	69 251	81 070	272 734	290 973
Cost of sales per ounce sold ($/oz)	521	638	649	668	594
Total cash cost per ounce sold ($/oz)	448	549	601	586	555
Operating profit ($000)	55 701	32 049	50 088	141 045	186 190
Depreciation and amortisation ($000)	6 318	6 170	3 994	22 459	11 206
Exploration and corporate expenditure	526	590	233	2 328	1 228
Other expenses ($000)	5 775	6 888	586	19 717	6 298
Profit from mining activity ($000)	68 320	45 697	54 902	185 549	204 922

NON-GAAP MORILA
	Unaudited quarter ended 31 Dec 2018	Unaudited quarter ended 30 Sep 2018	Unaudited quarter ended 31 Dec 2017	Unaudited 12 months ended 31 Dec 2018	Unaudited 12 months ended 31 Dec 2017
Morila (100%)
Gold sales ($000)	22 550	24 912	28 927	96 046	86 073
Morila (attributable 40%)
Gold sales ($000)	9 020	9 965	11 571	38 418	34 429
Cost of sales applicable to gold sales ($000)	9 568	10 677	9 780	38 018	32 326
Depreciation and amortisation ($000)	(1 253)	(1 336)	(1 131)	(5 088)	(5 540)
Total cash costs ($000)	8 315	9 341	8 649	32 930	26 786
Ounces sold (oz)	7 322	8 262	9 021	30 435	27 125
Cost of sales per ounce sold ($/oz)	1 307	1 292	1 084	1 249	1 192
Total cash cost per ounce sold ($/oz)	1 136	1 130	959	1 082	988
Operating (loss)/profit ($000)	(1 980)	(1 619)	392	(3 024)	1 379
Depreciation and amortisation ($000)	1 253	1 336	1 131	5 088	5 540
Other expenses	1 498	907	1 399	3 424	724
Profit from mining activity ($000)	705	624	2 922	5 488	7 643

NON-GAAP TONGON
	Unaudited quarter ended 31 Dec 2018	Unaudited quarter ended 30 Sep 2018	Unaudited quarter ended 31 Dec 2017	Unaudited 12 months ended 31 Dec 2018	Unaudited 12 months ended 31 Dec 2017
Tongon (100%)
Gold sales ($000)	97 691	29 334	105 807	291 099	368 765
Cost of sales applicable to gold sales ($000)	79 129	31 154	72 247	242 047	262 866
Depreciation ($000)	(19 947)	(9 011)	(17 905)	(62 618)	(65 303)
Total cash costs ($000)	59 182	22 143	54 342	179 429	197 563
Ounces sold (oz)	79 038	24 319	82 596	228 651	292 322
Cost of sales per ounce sold ($/oz)	1 001	1 281	875	1 059	899
Total cash cost per ounce sold ($/oz)	749	911	658	785	676
Operating profit/(loss) ($000)	10 372	(8 257)	29 643	30 813	94 998
Depreciation and amortisation ($000)	19 947	9 011	17 905	62 618	65 303
Exploration and corporate expenditure	1 123	418	580	3 101	1 979
Other expenses	7 068	6 019	3 337	15 138	8 922
Profit from mining activity ($000)	38 510	7 191	51 465	111 670	171 202

NON-GAAP KIBALI
	Unaudited quarter ended 31 Dec 2018	Unaudited quarter ended 30 Sep 2018	Unaudited quarter ended 31 Dec 2017	Unaudited 12 months ended 31 Dec 2018	Unaudited 12 months ended 31 Dec 2017
Kibali (100%)
Gold sales ($000)	268 479	268 109	210 276	1 041 035	754 852
Kibali (attributable 45%)
Gold sales ($000)	120 816	120 649	94 624	468 466	339 683
Cost of sales applicable to gold sales ($000)	88 494	89 068	76 753	374 156	334 072
Depreciation ($000)	(38 091)	(38 520)	(28 326)	(154 072)	(123 679)
Total cash costs ($000)	50 403	50 548	48 427	220 084	210 393
Ounces sold (oz)	97 864	99 734	74 065	370 247	272 100
Cost of sales per ounce sold ($/oz)	904	893	1 036	1 011	1 228
Total cash cost per ounce sold ($/oz)	515	507	654	594	773
Operating profit ($000)	57 743	31 039	15 319	108 657	15 835
Other income ($000)	(26 642)	(722)	(1)	(26 035)	(18 355)
Depreciation and amortisation ($000)	38 091	38 520	28 326	154 072	123 679
Exploration and corporate expenditure	386	490	471	2 076	1 763
Other expenses	834	819	2 082	9 611	6 532
Profit from mining activity ($000)	70 412	70 146	46 197	248 381	129 454

*

The group equity accounts for its 45% joint venture holding in Kibali as part of its investment in Kibali (Jersey) Limited. The information above includes the group’s 45% effective interest in Kibali together with corporate charges arising in the holding company structure.

Q4 REPORT 2018    RANDGOLD RESOURCES        21

ANNUAL RESOURCE AND RESERVE DECLARATION

at 31 December

		Tonnes[1] (Mt)		Grade[1] (g/t)		Gold[1] (Moz)		Attributable gold[2] (Moz)
Mine/project	Category	2018	2017	2018	2017	2018	2017	2018	2017
MINERAL RESOURCES[3,5]

Kibali								45%	45%
	Measured	20	22	4.6	4.1	3.0	3.0	1.4	1.3
	Indicated	99	104	3.0	3.1	10	10	4.4	4.6
Sub total	Measured and indicated	120	126	3.3	3.3	13	13	5.7	5.9
	Inferred	53	44	2.5	2.3	4.2	3.3	1.9	1.5

Loulo								80%	80%
	Measured	18	20	4.9	4.5	2.9	2.9	2.3	2.3
	Indicated	29	33	5.3	4.7	5.0	5.0	4.0	4.0
Sub total	Measured and indicated	47	53	5.2	4.6	7.8	7.9	6.3	6.3
	Inferred	7	12	4.2	3.9	1.0	1.6	0.8	1.3

Gounkoto								80%	80%
	Measured	6.2	7.1	3.2	3.7	0.64	0.86	0.52	0.69
	Indicated	19	21	4.4	4.3	2.7	2.9	2.2	2.3
Sub total	Measured and indicated	25	28	4.1	4.1	3.3	3.7	2.7	3.0
	Inferred	4.0	4.0	3.3	3.1	0.42	0.40	0.34	0.32

Morila								40%	40%
	Measured	12	16	0.53	0.51	0.20	0.26	0.082	0.10
	Indicated	0.39	0.25	1.4	1.6	0.018	0.013	0.0072	0.0052
Sub total	Measured and indicated	12	16	0.56	0.53	0.22	0.27	0.089	0.11
	Inferred	-	0.94	-	0.45	-	0.014	-	0.0055

Tongon								90%	90%
	Measured	6.7	7.9	2.4	2.3	0.51	0.59	0.45	0.53
	Indicated	14	16	2.5	2.6	1.2	1.3	1.1	1.2
Sub total	Measured and indicated	21	24	2.5	2.5	1.7	1.9	1.5	1.7
	Inferred	8.6	9.2	2.8	2.7	0.77	0.80	0.69	0.72

Massawa								83%	83%
	Measured	-	-	-	-	-	-	-	-
	Indicated	23	24	4.0	3.8	3.0	2.9	2.5	2.4
Sub total	Measured and indicated	23	24	4.0	3.8	3.0	2.9	2.5	2.4
	Inferred	6	12	3.0	2.6	0.6	0.99	0.51	0.82
TOTAL MINERAL RESOURCES[3,5]	Measured and indicated	249	271	3.6	3.4	29	30	19	20
	Inferred	79	83	2.8	2.7	7.0	7.1	4.2	4.6
ORE RESERVES[4,5]

Kibali								45%	45%
	Proved	20	19	4.1	4.1	2.7	2.5	1.2	1.1
	Probable	42	47	4.1	4.1	5.6	6.2	2.5	2.8
Sub total	Proved and probable	63	66	4.1	4.1	8.3	8.7	3.7	3.9

Loulo								80%	80%
	Proved	11	12	4.0	4.2	1.4	1.6	1.1	1.3
	Probable	23	24	5.0	4.7	3.7	3.6	3.0	2.9
Sub total	Proved and probable	34	36	4.7	4.5	5.1	5.2	4.1	4.1

Gounkoto								80%	80%
	Proved	5.3	6.1	3.3	3.9	0.57	0.78	0.46	0.62
	Probable	13	14	4.9	4.9	2.0	2.2	1.6	1.7
Sub total	Proved and probable	18	20	4.4	4.6	2.6	3.0	2.1	2.4

Morila								40%	40%
	Proved	6.1	-	0.63	-	0.12	-	0.050	-
	Probable	0.41	11	1.3	0.56	0.017	0.19	0.0070	0.077
Sub total	Proved and probable	6.6	11	0.67	0.56	0.14	0.19	0.057	0.077

Tongon								90%	90%
	Proved	5.7	7.0	2.2	2.2	0.40	0.49	0.36	0.44
	Probable	7.1	9.3	2.4	2.5	0.54	0.74	0.49	0.66
Sub total	Proved and probable	13	16	2.3	2.3	0.95	1.2	0.85	1.1

Massawa								83%	83%
	Proved	-	-	-	-	-	-	-	-
	Probable	18	23	4.2	3.6	2.4	2.7	2.0	2.2
Sub total	Proved and probable	18	23	4.2	3.6	2.4	2.7	2.0	2.2
TOTAL ORE RESERVES[4,5]	Proved and probable	152	172	4.0	3.8	20	21	13	14

NOTES TO THE ANNUAL RESOURCE AND RESERVE DECLARATION

[1]	Tonnes, grades and contained gold are presented on a non-attributable 100% basis.
[2]	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its % interest.
[3]	The reporting of Mineral Resources is based on a gold price of $1 500/oz. All Mineral Resource tabulations are reported inclusive of that material which is then modified to estimate Ore Reserves.
[4]

Reserve pit optimisations are carried out at a gold price of $1 000/oz for all pits except for KCD pit in Kibali which is carried out at a gold price of $1 100/oz. Underground Ore Reserves are also based on a gold price of $1 000/oz. Dilution and ore loss are incorporated into the estimation of reserves. The reporting of Ore Reserves is also in accordance with Industry Guide 7.

[5]

Randgold reports its Mineral Resources and Ore Reserves in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves standards and guidelines published and maintained by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists and Minerals Council of Australia (the JORC (2012) Code), and as such are reported to the second significant digit. Accordingly numbers may not add due to rounding. Randgold has reconciled the Mineral Resources and Ore Reserves to Canadian Institute of Mining, Metallurgy and Petroleum (CIM) 2014 Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM (2014) Standards) as incorporated with National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101), and there are no material differences.

For United States reporting purposes, Industry Guide 7 under the Securities and Exchange Act of 1934 (as interpreted by Staff of the SEC), applies different standards in order to classify mineralization as a reserve. In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the U.S. Securities and Exchange Commission does not currently recognize such terms. Canadian standards differ significantly from the current requirements of the U.S. Securities and Exchange Commission, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the U.S. Securities and Exchange Commission. However, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities and Exchange Act of 1934, as amended. These amendments will become effective 25 February 2019 and will replace the historical property disclosure requirements mining registrants in SEC Industry Guide 7, which will be rescinded as of that date. As a result of the adoption of the SEC Modernization Rules, the SEC will recognize estimates of “measured”, “indicated” and “inferred” Mineral Resources. US investors should understand that “inferred” Mineral Resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, US investors are cautioned not to assume that any part of all of Randgold’s Mineral Resources constitute or will be converted into reserves. See glossary of terms on the Randgold website at www.barrick.com.

      22         RANDGOLD RESOURCES    Q4 REPORT 2018

GENERAL

This is the last Randgold quarterly report following the merger with Barrick, which was completed on 1 January 2019.

The past year has seen the group again perform at the high standards that the management team expects, notwithstanding a number of operational challenges, including sustained industrial action at Tongon which reduced the mine’s production by 60 000 ounces compared to initial guidance. Notwithstanding these challenges, total group production was within 1% of the guidance given at the start of the year (1.30Moz - 1.35Moz), whilst total cash cost was within the guidance given at the start of the year ($590/oz - $640/oz). At the same time the group has made excellent progress with all of its other strategic objectives, and in particular the 44% decrease in the LTIFR rate to the lowest level to date at 0.29 was very pleasing to the board. Going forward, the results of Randgold group will be included in the Barrick quarterly reports and the outlook for the group assets has also been included in the Barrick 2018 fourth quarter and full year results released to the market simultaneously with this report on 13 February 2019.

By order of the board

D M Bristow	G P Shuttleworth
Director	Director
13 February 2019

CAUTIONARY STATEMENTS REGARDING UNAUDITED FINANCIAL INFORMATION AND FORWARD-LOOKING INFORMATION

Barrick cautions that, whether or not expressly stated, all financial information of Randgold contained in this news release including, without limitation, production levels and sales and associated costs are unaudited, and reflect Randgold’s expected results as of the date of this news release. Barrick will subsequently report Randgold’s audited financial information for the fourth quarter and year ended December 31, 2018, as part of the Business Acquisition Report to be filed with or furnished to the Canadian provincial securities regulatory authorities and U.S. Securities and Exchange Commission within 90 days of year-end. Randgold’s audited production levels and sales and associated costs are subject to management’s final review, as well as review by Randgold’s independent accounting firm, and may vary significantly from those expectations because of a number of factors, including, without limitation, additional or revised information, and changes in accounting standards or policies, or in how those standards are applied. Accordingly, readers are cautioned not to rely solely on the information contained herein.

In addition, certain information contained in this press release, including any information as to our strategy, projects, plans, or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “expect”, “anticipate”, “plan”, “assume”, “intend”, “project”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “should”, “could”, “would”, and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: (i) projected capital, operating and exploration expenditures and activities; (ii) potential mineralization, and metal or mineral recoveries; and (iii) the potential to identify new reserves and resources, and our ability to convert resources into reserves, including our pipeline of greenfield projects.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by Barrick as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper, or certain other commodities (such as silver, diesel fuel, natural gas, and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation, and exploration successes; the benefits expected from recent transactions being realized, including the Randgold merger; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether targeted investments and projects will meet Barrick’s capital allocation objectives and internal hurdle rate; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls or regulations and/ or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States, and other jurisdictions in which Barrick or its affiliates do or may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; damage to Barrick’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to Barrick’s handling of environmental matters or dealings with community groups, whether true or not; the possibility that future exploration results will not be consistent with Barrick’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation and legal and administrative proceedings; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, Barrick; risks associated with the fact that certain of the initiatives described in this press release are still in the early stages and may not materialize; our ability to successfully integrate acquisitions or complete divestitures; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; availability and increased costs associated with mining inputs and labor. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this news release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release.

Barrick disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Technical Information

Ore reserves and mineral resources contained in this press release are estimated and reported in accordance with the JORC Code. The JORC Code is an “acceptable foreign code” for purposes of NI 43-101 and, as a result, Barrick is entitled to include such disclosure in this press release. Ore reserves and mineral resources reported pursuant to the JORC Code are functionally equivalent to CIM reporting standards. Randgold has reconciled the reported ore reserves to the CIM definition of “mineral reserves” and there are no material differences.

The JORC Code differs significantly from the requirements of the SEC, and mineral resource information contained or incorporated by reference herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Readers should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility.

In addition, readers are cautioned (i) that the reporting of Randgold’s Mineral Resources is inclusive of that material which is then modified to form Ore Reserves, accordingly it should not be assumed that all or any part of Randgold’s inferred Mineral Resources constitute or will be converted into Ore Reserves. (ii) Barrick 2018 and historical Mineral Resources are reported exclusive of Mineral Reserves.

The scientific and technical information contained in this press release has been reviewed and approved by: Rodney Quick, mineral resource management and evaluation executive of Barrick and Simon Bottoms, mineral resources manager: Africa and Middle East of Barrick — each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Q4 REPORT 2018    RANDGOLD RESOURCES        23

APPENDIX A – SIGNIFICANT INTERCEPTS

YALEA DRILL SIGNIFICANT INTERCEPTS1

YALEA 2018 DRILL RESULTS

Hole ID2	Azimuth	Dip	Interval (m)		Width (m)	TW (m)	Au (g/t)	Period	Target
YaDH100	103.60	-66.80	764.70	768.20	3.50	2.50	20.34
YaDH101	106.50	-67.70	809.00	815.20	6.20	4.00	20.03	Q4
YaDH78	76.00	-65.00	797.60	807.80	10.20	10.00	5.27
YaDH92	76.80	-59.40	776.20	788.80	12.60	12.30	15.88
YaDH88	77.50	-67.40	778.70	801.30	22.60	21.70	8.84	Q3
YaDH86	78.00	-58.00	775.10	793.00	17.90	17.30	25.20		Far South
YaDH80	77.50	-65.70	780.10	785.10	5.00	4.30	32.22		Transfer
YaDH91	78.30	-57.50	755.80	774.40	18.60	17.55	10.13
YaDH89	78.00	-64.00	777.00	779.90	2.90	2.77	18.98	Q2
YaDH84	76.80	-63.50	799.65	815.70	16.05	14.55	12.39
YaDH83	77.50	-62.00	774.10	783.00	8.90	8.57	13.63
YaDH54	87.20	-56.00	848.90	862.40	13.50	13.27	14.49	Q1

YALEA 2018 DRILL RESULTS

Hole ID2	Azimuth	Dip	Interval (m)		Width (m)	TW (m)	Au (g/t)	Period	Target
YaDH78	76.00	-65.00	797.60	807.80	10.20	10.00	5.27
YaDH101	106.50	-67.70	809.00	815.20	6.20	4.00	20.03	Q4
YaDH100	103.60	-66.80	764.70	768.20	3.50	2.50	20.34
YDH282	253.00	-56.60	992.80	1008.90	16.10	11.40	6.39
YDH281	251.00	-54.00	1079.50	1085.55	6.05	4.30	1.40	Q3
YDH280	76.00	-60.50	822.60	827.10	4.50	3.80	6.00
YaDH90	77.50	-68.80	765.90	783.40	17.50	8.15	5.69		Far South
YaDH85	77.00	-66.00	789.00	793.20	4.20	1.00	3.74	Q2	Panel
YaDH82	256.00	-62.60	847.50	853.90	6.40	4.50	1.20
YaDH55	85.00	-60.00	718.00	739.10	21.10	14.15	0.07
YaDH53	81.00	-63.00	887.00	894.45	7.45	4.70	4.03
YaDH52	255.00	-61.00	672.10	693.10	21.00	13.45	0.25	Q1
YaDH46	254.50	-65.20	628.40	638.00	9.60	5.00	0.05

YALEA 2018 DRILL RESULTS

Hole ID2	Azimuth	Dip	Interval (m)		Width (m)	TW (m)	Au (g/t)	Period	Target
YaDH97	243.50	-75.17	950.40	955.70	5.30	3.50	4.12
YaDH93	250.90	-72.90	1 035.40	1 040.50	5.10	5.00	0.37	Q4
YaDH68	248.80	-70.20	948.40	957.20	8.80	8.00	10.02	Q3
YaDH79	249.00	-68.20	921.30	922.50	1.20	1.20	0.41		Central
YaDH76	249.20	-68.50	878.60	880.40	1.80	1.50	8.02	Q2	Deeps
YaDH62	248.00	-67.00	913.00	918.00	5.00	3.50	2.27
YaDH69	249.00	-67.80	858.85	871.80	12.95	11.45	3.12	Q1

[1]	All intercepts calculated using a 0.5g/t Au cutoff and are uncapped; minimum intercept width is 1m; internal dilution is equal to or less than 25% total width.

[2]	Loulo drill hole nomenclature: prospect initial Ya (Yalea) followed by the type of drilling, DH (Diamond Hole) with no designation of the year.

All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the exploration manager.

Sample preparation and analyses are conducted by an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Kibali property conform.

The drilling results for the Loulo property contained in this presentation have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects to industry accepted quality control methods.

LOULO 3 DRILL SIGNIFICANT INTERCEPTS1

LOULO 3 2018 DRILL RESULTS

					Width[3]
Hole ID2	Azimuth	Dip	Interval (m)		(m)	Au (g/t)	Period	Target
L3DH166	263.5	-65	245.9	250.5	4.6	10.46
L3DH169	266	-64	349.85	356.55	6.7	1.28
L3DH170	265	-57	354.65	361	6.35	1.4
L3DH171	269	-77	324.8	329.1	4.3	3.1	Q4
L3DH176	250	-60.3	456.45	461.35	4.9	2.35
L3DH177	262.5	-61	446.4	448.95	2.55	3.27
L3DH157	265	-60	224.9	229.3	4.4	4.7	Q3	Loulo 3
L3DH141	270	-58	79.95	81.1	1.15	0.4		MZ1
L3DH142	266	-55	205.6	211.4	5.8	0.42
L3DH143	266	-59	196.15	200.75	4.6	0.98
L3DH144	266	-63	158.3	160.8	2.5	0.49	Q2
L3DH145	267	-62	116.35	117.15	0.8	6.11
L3DH146	266.3	-62	135.8	137.4	1.6	10.74

LOULO 3 2018 DRILL RESULTS

Hole ID2	Azimuth	Dip	Interval (m)		Width (m)[3]	Au (g/t)	Period	Target
L3DH160	249	-61	no significant intercepts Au > 0.5g/t
L3DH161	249	-60
L3DH164	264.5	-56	342.50	353.00	10.5	4.46
L3DH163	247	-61	382.45	391.20	8.75	0.58
L3DH162	266	-61	355.40	360.80	5.4	7.54
L3DH165	254	-60	no significant intercepts Au > 0.5g/t
L3DH178	263.3	-67.3	458.80	473.05	14.25	5.27
L3DH177	262.5	-61	458.10	464.60	6.5	2.44
L3DH176	250	-60.3	467.50	476.30	8.8	3.46
L3DH175	260.86	-51	466.75	470.05	3.3	3.72	Q4
L3DH174	261	-62	442.30	448.55	6.25	3.73
L3DH173	263.3	-58.3	425.45	430.85	5.4	4.72
L3DH172	261	-61	482.60	487.20	4.6	1.41
L3DH171	269	-77	348.50	352.05	3.55	1.26
L3DH170	265	-57	379.50	385.35	5.85	6.83
L3DH169	266	-64	404.70	409.45	4.75	2.64
L3DH168	260.5	-67	362.00	366.35	4.35	1.66
L3DH167	266.5	-70	275.80	284.00	8.2	3.16
L3DH166	263.5	-65	290.75	294.15	3.4	21.97
L3DH159	265	-60	264.20	267.80	3.6	46.24
L3DH158	265	-60	246.00	254.00	8.0	11.05
L3DH157	265	-60	251.40	253.30	1.9	1.55
L3DH156	265	-60	242.20	262.00	19.8	4.39	Q3
L3DH155	265	-60	241.75	246.45	4.7	18.2
L3DH154	265	-61	241.25	250.65	9.4	20.49
L3DH153	265	-60	240.40	247.70	7.3	15.7		Loulo 3
L3DH141	270	-58	198.9	201.75	2.85	8.54		MZ2
L3DH142	266	-55	no significant intercepts Au > 0.5g/t
L3DH143	266	-59	244.1	248.9	4.8	14.74
L3DH144	266	-63	187	189.05	2.05	1.55
L3DH145	267	-62	no significant intercepts Au > 0.5g/t
L3DH146	266.3	-62	193.7	194.75	1.05	14.5
L3DH147	266	-59	no significant intercepts Au > 0.5g/t				Q2
L3DH148	265	-65	264.55	268.5	3.95	5.40
L3DH149	262	-53	392.25	395.75	3.5	4.46
L3DH150	264	-63	291	292.1	1.1	8.92
L3DH151	265	-67	251	267.2	16.2	3.32
L3DH152	265	-59	234	235	1	0.01
L3DH140	261	-67	306.3	312.4	6.1	9.88
L3DH139	265	-63	249.4	257.21	7.81	11.05
L3DH138	265	-60	232.24	237.67	5.43	7.73
L3DH137	264	-61	292.96	300.75	7.79	14.08
L3DH136	264	-60	291.7	297.55	5.85	3.84
L3DH135	260	-59.5	593.63	599.3	5.67	2.37
L3DH134	261	-58.5	421.4	428.8	7.4	4.16
L3DH133	265	-60	225.45	235.94	10.49	4.03	Q1
L3DH132	248	-70	798	799.8	1.8	1.33
L3DH131	260	-64.5	695.3	700	4.7	4.09
L3DH133	265	-60	225.45	235.94	10.49	4.03
L3DH132	248	-70	798	799.8	1.8	1.33
L3DH131	260	-64.5	695.3	700	4.7	4.09
L3DH130	253.2	-60	708.3	713.8	5.5	3.02

[1]	All intercepts calculated using a 0.5g/t Au cutoff and are uncapped; minimum intercept width is 1m; internal dilution is equal to or less than 25% total width.

[2]	Loulo drill hole nomenclature: prospect initial L3 (Loulo 3) followed by the type of drilling, DH (Diamond Hole) with no designation of the year.

[3]	True width of intercepts are uncertain at this stage.

All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the exploration manager. Sample preparation and analyses are conducted by an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Kibali property conform. The drilling results for the Loulo property contained in this presentation have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects to industry accepted quality control methods.

BAKOLOBI SIGNIFICANT INTERCEPTS1

SIGNIFICANT DRILL RESULTS

Hole ID2	Azimuth	Dip	Interval (m)		Width[3] (m)	Au (g/t)	Period	Target
DLWDH001	92	-50	48.55	66	17.45	2.34
DLWDH002	92	-50	45.5	52	6.5	0.71	Q4 2018
BKAC186	90	-50	18	32	14	1
BKAC238	90	-50	19	25	6	0.75	Q3 2018
BKAC239	90	-50	0	11	11	0.49
BKAC020	90	-50	31	40	9	4.32		Dioula
BKAC021	90	-50	0	25	25	1.74		West
BKAC056	90	-50	19	28	9	0.36
BKAC063	90	-50	34	36	2	2.47	Q2 2018
BKAC064	90	-50	8	11	3	0.75
BKAC087	90	-50	17	29	12	1.1
BKAC088	90	-50	0	7	7	0.22

      24         RANDGOLD RESOURCES    Q4 REPORT 2018

BAKOLOBI SIGNIFICANT INTERCEPTS1 (CONTINUED)

SIGNIFICANT DRILL RESULTS

Hole ID2	Azimuth	Dip	Interval (m)		Width[3] (m)	Au (g/t)	Period	Target
GARC048	87	-55	55	74	19	8.98	Q4 2017
GARC050	87	-55	187	203	16	2.95
GARC053	87	-55	98	102	4	1.17		Gamaye South
GARC054	87	-55	40	44	4	0.81
GARC055	86	-51	36	44	8	0.76	Q1 2018
GARC056	86	-50	60	65	5	0.45
GARC057	86	-53	119	121	2	0.81

[1]	All intercepts calculated using a 0.5g/t Au cutoff and are uncapped; minimum intercept width is 2m; internal dilution is equal to or less than 25% total width.
[2]

Bakolobi drill hole nomenclature: prospect initial BK (Bakolobi), DLW (Dioula West), GA (Gamaye), followed by the type of drilling, DH (Diamond Hole), RC (Reverse Circulation), AC (Air Core) with no designation of the year.

[3]	True width of intercepts are uncertain at this stage (geological model remain un-clear).

The drilling results for the Bakolobi property contained in this presentation have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Bakolobi property conform to industry accepted quality control methods.

MASSAWA SIGNIFICANT INTERCEPTS1

DRILL RESULTS FROM Q4 2018

Core drill hole[2]	Azimuth	Dip	Interval (m)		Width[3] (m)	Au (g/t)	Target
KBRC078	157	-50	110	113	3	1.76
KBRC078	157	-50	130	134	4	4.01
KBRC079	157	-51	38	40	2	0.91
KBRC079	157	-51	80	82	2	5.56
KBRC085	160	-49	6	8	2	2.25
KBRC085	160	-49	47	52	5	25.19
KBRC085	160	-49	75	81	6	6.26
KBRC085	160	-49	129	131	2	1.66
KBRC086	149	-55	12	16	4	1.2
KBRC086	149	-55	19	27	8	3.6
KBRC086	149	-55	32	34	2	3.29
KBRC088	157	-47	47	52	5	2.15	ENE-1
KBRC088	157	-47	101	103	2	2.06
KBRC088	157	-47	107	109	2	1.51
KBRC088	157	-47	115	120	5	3.06
KBRC088	157	-47	126	130	4	1.48
KBRC088	157	-47	137	147	10	1.75
KBRC088	157	-47	151	155	4	1.07
KBRC096	157	-51	31	35	4	0.84
KBRC096	157	-51	87	90	3	1.44
KBRC096	157	-51	110	113	3	2.31
KBRC096	157	-51	121	128	7	0.83

DRILL RESULTS FROM Q4 2018

Core drill hole[2]	Azimuth	Dip	Interval (m)		Width[3] (m)	Au (g/t)	Target
KBRC097	150	-49	8	10	2	3.21
KBRC097	150	-49	86	88	2	1.17
KBRC097	150	-49	116	119	3	2.35
KBRC098	153	-47	40	42	2	1.1
KBRC098	153	-47	57	59	2	1.19
KBRC098	153	-47	69	71	2	1.97
KBRC098	153	-47	92	94	2	2.86
KBRC098	153	-47	132	142	10	1.5
KBRC099	156	-47	52	60	8	2.31
KBRC133	156	-50	48	50	2	3.84
KBRC133	156	-50	76	78	2	1.19	ENE-1
KBRC133	156	-50	88	91	3	2.52
KBRC133	156	-50	95	97	2	4.87
KBRC143	153	-48	139	141	2	3.12
KBRC143	153	-48	148	151	3	6.51
KBRC144	160	-48	61	67	6	2.09
KBRC144	160	-48	155	158	3	1.68
KBRC203	148	-51	15	24	9	7.1
KBRC203	148	-51	51	81	30	7.67
KBRC203	148	-51	89	91	2	2.88
KBRC203	148	-51	98	106	8	2.09

DRILL RESULTS FROM Q4 2018
Core drill hole[2]	Azimuth	Dip	Interval (m)		Width[3] (m)	Au (g/t)	Target
KBRC152	181	-58	40	42	2	2.7
KBRC152	181	-58	77	79	2	1.07
KBRC204	161	-51	5	17	12	3.22
KBRC204	161	-51	35	40	5	1.58
KBRC205	159	-52	13	15	2	5.29
KBRC205	159	-52	23	27	4	0.79
KBRC205	159	-52	33	37	4	1.42
KBRC205	159	-52	53	56	3	4.49
KBRC205	159	-52	59	63	4	3.15
KBRC206	154	-51	52	54	2	3.36
KBRC206	154	-51	62	64	2	1.66
KBRC208	149	-48	12	14	2	3.23	ENE-4
KBRC209	160	-50	18	20	2	0.8
KBRC209	160	-50	51	54	3	2.38
KBRC209	160	-50	60	71	11	5.56
KBRC209	160	-50	75	79	4	1.7
KBRC209	160	-50	93	97	4	2.51
KBRC210	161	-49	51	53	2	2.53
KBRC211	162	-52	28	30	2	4.03
KBRC211	162	-52	54	57	3	1.09
KBRC211	162	-52	61	65	4	0.7
KBRC211	162	-52	73	75	2	2.13

DRILL RESULTS FROM Q4 2018

Core drill hole[2]	Azimuth	Dip	Interval (m)		Width[3] (m)	Au (g/t)	Target
KBRC146	173	-49	17	21	4	20.47
KBRC148	169	-50	22	24	2	1.15
KBRC149	173	-50	43	46	3	1.31
KBRC150	173	-50	11	15	4	1.94
KBRC150	173	-50	19	22	3	1.24
KBRC150	173	-50	54	58	4	1.98	KB
KBRC151	171	-49	33	35	2	0.65	Regional
KBRC151	171	-49	47	50	3	1.23
KBRC151	171	-49	79	81	2	1.04
KBRC161	105	-51	3	9	6	1.19
KBRC168	105	-50	32	34	2	2.84
KBRC168	105	-50	90	92	2	1.43

DRILL RESULTS FROM Q4 2018

Core drill hole[2]	Azimuth	Dip	Interval (m)		Width[3] (m)	Au (g/t)	Target
KBRC171	159	-51	12	19	7	2.39	TG
KBRC179	150	-55	8	20	12	7.68

DRILL RESULTS FROM Q4 2018

Core drill hole[2]	Azimuth	Dip	Interval (m)		Width[3] (m)	Au (g/t)	Target
SMRC001	116	-51	0	5	5	0.66
SMRC001	116	-51	80	82	2	1.73
SMRC002	304	-51	53	55	2	0.59
SMRC002	304	-51	63	67	2	0.54
SMRC004	120	-50	3	5	2	1.73
SMRC004	120	-50	52	67	15	16.06
SMRC005	121	-51	28	43	15	2.34
SMRC009	123	-50	6	10	4	1.32
SMRC010	305	-51	30	34	4	1.22	Samina
SMRC010	305	-51	57	60	3	2.22
SMRC010	305	-51	80	85	5	1.57
SMRC011	302	-51	54	56	2	1.32
SMRC011	302	-51	71	86	15	2.4
SMRC012	304	-50	31	35	4	0.79
SMRC013	121	-50	6	12	6	2.87
SMRC013	121	-50	15	24	9	2.02

Q4 REPORT 2018    RANDGOLD RESOURCES        25

MASSAWA SIGNIFICANT INTERCEPTS1 (CONTINUED)

DRILL RESULTS FROM Q4 2018

Core drill hole[2]	Azimuth	Dip		Interval (m)	Width[3] (m)	Au (g/t)	Target
TNRC019	92	-50	4	46	42	1.33
TNRC019	92	-50	50	52	2	1.05
TNRC019	92	-50	87	91	4	1.35
TNRC019	92	-50	109	116	7	1.11
TNRC020	91	-51	64	69	5	1.01
TNRC020	91	-51	84	127	43	2.03
TNRC021	89	-51	13	24	11	1.01
TNRC021	89	-51	47	49	2	0.63
TNRC021	89	-51	51	53	2	0.86
TNRC021	89	-51	61	82	21	1.38
TNRC021	89	-51	88	107	19	1.26
TNRC022	94	-50	72	74	2	1.67
TNRC022	94	-50	77	83	6	1.1
TNRC022	94	-50	84	88	4	0.73	Tina
TNRC022	94	-50	95	108	13	8.62
TNRC022	94	-50	125	128	3	1.8
TNRC022	94	-50	133	135	2	1.51
TNRC022	94	-50	153	155	2	0.68
TNRC023A4	98	-50	29	34	5	1.08
TNRC023A4	98	-50	41	56	15	1.61
TNRC023A4	98	-50	68	120	52	2.23
TNRC024	96	-51	74	76	2	2.11
TNRC024	96	-51	83	88	5	0.73
TNRC024	96	-51	95	120	25	1.08
TNRC025	84	-50	36	40	4	0.99
TNRC025	84	-50	65	105	40	1.41
TNRC026	87	-51	2	29	27	1.08

[1]	All intercepts calculated using a 0.5g/t Au cutoff and are uncapped; minimum intercept width is 2m; internal dilution is equal to or less than 25% total width.
[2]	Massawa drill hole nomenclature: prospect initial KB (KB), SM (Samina), TN (Tina), followed by the type of drilling, RC (Reverse Circulation) with no designation of the year.
[3]	True width of intercepts are uncertain at this stage.
[4]	“A” nomenclature: re-drilled due to ground conditions.

The drilling results for the Massawa property contained in this presentation have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Massawa property conform to industry accepted quality control methods.

BOUNDIALI SIGNIFICANT INTERCEPTS1

DRILL RESULTS FROM Q4 2018								Including[4]
Target	Type	Drill hole[2]	Azimuth	Dip	Interval (m)	Width[3] (m)	Au (g/t)	Interval (m)	Width (m)
Katiere	AC	KTIAC002	270	-50	44-55	11.0	0.59
Katiere	AC	KTIAC003	270	-50	11.0-13.0	2.0	2.76
Katiere	AC	KTIAC003	270	-50	17-20	3.0	1.44
Katiere	AC	KTIAC003	270	-50	27-35	8.0	2.07
Katiere	AC	KTIAC004	270	-50	1.0-14.0	13.0	2.20	8.0-9.0	1.00
Katiere	AC	KTIAC010	250	-50	38-49	11.0	1.36
Katiere	AC	KTIAC011	250	-50	7.0-10.0	3.0	0.51
Katiere	AC	KTIAC020	250	-50	25-27	2.0	0.63
Katiere	AC	KTIAC021	250	-50	23-31	8.0	4.93	25-26	1.00
Katiere	AC	KTIAC022	250	-50	27-29	2.0	0.60
Katiere	AC	KTIAC031	250	-50	27-31	4.0	1.59
Katiere	AC	KTIAC039	250	-50	0-3	3.0	0.74
Katiere	AC	KTIAC041	250	-50	26-28	2.0	0.83

[1]	All intercepts calculated using a 0.5g/t Au cutoff and are uncapped; minimum intercept width is 2m; internal dilution is less than 25% total width.
[2]	Katiere drill hole nomenclature: KTI (Katiere) followed by type (AC: Air Core) with no designation of the year.
[3]	True width of intercepts are uncertain at this stage.
[4]	Including defined as any interval with a weighted average Au g/t equal to or greater than 5g/t.

The drilling results for the Katiere target contained in this presentation have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Katiere target conform to industry accepted quality control methods.

NIELLE SIGNIFICANT INTERCEPTS1

DRILL RESULTS FROM Q4 2018

Target	Type	Drill Hole[2]	Azimuth	Dip	Interval (m)	Width[3] (m)	Au (g/t)
Mercator	AC	MTAC002	090	-50	18-24	6.0	0.60
Mercator	AC	MTAC003	090	-50	6-9	3.0	0.70
Mercator	AC	MTAC003	090	-50	18-21	3.0	1.18
Mercator	AC	MTAC003	090	-50	39-42	3.0	0.76
Mercator	AC	MTAC011	090	-50	27-30	3.0	0.79
Mercator	AC	MTAC012	090	-50	0-18	18.0	1.50
Mercator	AC	MTAC015	090	-50	33-36	3.0	0.93
Mercator	AC	MTAC016	090	-50	9-12	3.0	3.65
Mercator	AC	MTAC027	090	-50	39-42	3.0	0.51
Mercator	AC	MTAC028	090	-50	21-24	3.0	1.66
Mercator	AC	MTAC039	090	-50	33-36	3.0	0.76
Mercator	AC	MTAC043	090	-50	39-42	3.0	0.64
Mercator	AC	MTAC049	090	-50	18-30	12.0	1.10
Mercator	AC	MTAC050	090	-50	0-6	6.0	1.00
Mercator	AC	MTAC065	90	-50	36-42	6.0	1.27
Mercator	AC	MTAC088	90	-50	21-30	9.0	1.35
Mercator	AC	MTAC089	90	-50	3-6	3.0	0.63
Mercator	AC	MTAC104	90	-50	0-3	3.0	0.55
Mercator	AC	MTAC104	90	-50	33-36	3.0	0.93
Mercator	AC	MTAC105	90	-50	3-9	6.0	0.50
Mercator	AC	MTAC111	90	-50	27-30	3.0	0.53
Mercator	AC	MTAC115	90	-50	30-33	3.0	0.85
Mercator	AC	MTAC116	90	-50	9-18	9.0	0.50
Mercator	AC	MTAC116	90	-50	36-39	3.0	0.50

[1]	All intercepts calculated using a 0.5g/t Au cutoff and are uncapped; minimum intercept width is 2m; internal dilution is less than 25% total width.
[2]	Mercator drill hole nomenclature: MT (Mercator) followed by type (AC: Air Core) with no designation of the year.
[3]	True width of intercepts are uncertain at this stage.

The drilling results for the Nielle property contained in this presentation have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Nielle property conform to industry accepted quality control methods.

DRILL RESULTS FROM Q4 2018

Target	Type	Drill Hole[2]	Azimuth	Dip	Interval (m)	Width[3] (m)	Au (g/t)
Mercator	RC	NERC005	090	-50	12-20	8	2.1
Mercator	RC	NERC006	090	-50	50-60	10	3.4
Mercator	RC	MTRC001	086	-50	128-141	13	0.27
Mercator	RC	MTRC002	088	-48	95-111	16	0.34
Mercator	RC	MTRC003	092	-50	143-166	23	1.1
Mercator	RC	MTRC004	092	-50	18-27	9	1.5
Mercator	RC	MTRC005	093	-50	127-147	20	1.6
Mercator	RC	MTRC006	090	-47	84-90	6	0.9
Mercator	RC	MTRC007	089	-49	102-132	30	1.2
Mercator	RC	MTRC008	090	-50	0-22	22	0.4
Mercator	RC	MTRC009	082	-48	75-77	2	2.4
Mercator	RC	MTRC010	088	-50	108-138	30	2.2
Mercator	RC	MTRC012	090	-49	58-81	23	1.3
Mercator	RC	NERC001	090	-50	17-47	30	0.6
Mercator	RC	NERC002	090	-50	36-60	24	0.8
Mercator	RC	NERC003	090	-50	22-38	16	3.7
Mercator	RC	NERC004	090	-50	53-75	22	2.8
Mercator	RC	NERC005	090	-50	34-55	21	0.7
Mercator	RC	NERC006	090	-50	84-114	30	2.5

[1]	All intercepts calculated using a 0.5g/t Au cutoff and are uncapped; minimum intercept width is 2m; internal dilution is less than 25% total width.
[2]	Mercator drill hole nomenclature: MT or NE (Mercator) followed by type (RC: Reverse Circulation) with no designation of the year.
[3]	True width of intercepts are uncertain at this stage.

The drilling results for the Nielle property contained in this presentation have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Nielle property conform to industry accepted quality control methods.

      26         RANDGOLD RESOURCES    Q4 REPORT 2018

NIELLE SIGNIFICANT INTERCEPTS1 (CONTINUED)

DRILL RESULTS FROM Q4 2018								Including[4]
Target	Type	Drill Hole[2]	Azimuth	Dip	Interval (m)	Width[3] (m)	Au (g/t)	Interval (m)	Width (m)	Au (g/t)
Jane	AC	BDAC005	090	-50	27-39	12	0.55
Jane	AC	BDAC006	090	-50	0-18	18	0.75
Jane	AC	BDAC013	090	-50	24-42	18	1.12
Jane	AC	BDAC014	090	-50	0-15	15	2.5
Jane	AC	BDAC027	090	-50	36-42	6	1.35
Jane	AC	BDAC028	090	-50	0-42	42	1.86	33-36	3.00	15.8
Jane	TRENCH	BDTR001	090	0	17-29	18	1.2
Jane	TRENCH	BDTR002	090	0	17-29	12	1.19
Jane	TRENCH	BDTR003	090	0	37-69	32	0.52
Jane	TRENCH	NET001	100	0	11.5-15.2	4	2.73	11.5-13.3	1.80	5.49
Jane	TRENCH	NET001	100	0	23.4-65.2	42	0.5
Jane	TRENCH	NET005	090	0	4.8-15.4	10	1.27	4.8-6	1.20	7.2

[1]	All intercepts calculated using a 0.5g/t Au cutoff and are uncapped; minimum intercept width is 2m; internal dilution is less than 25% total width.
[2]	Jane drill hole nomenclature: BD (Jane – previously Badenou) followed by type (AC: Air Core; TR: Trench) with no designation of the year.
[3]	True width of intercepts are uncertain at this stage.
[4]	Including defined as any interval with a weighted average Au g/t equal to or greater than 5g/t.

The drilling results for the Nielle property contained in this presentation have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Nielle property conform to industry accepted quality control methods.

DRILL RESULTS FROM Q4 2018

Target	Type	Drill Hole[2]	Azimuth	Dip	Interval (m)	Width[3] (m)	Au (g/t)
Belokolo Bend	AC	BBAC021	090	-50	9-18	9.0	0.71
Belokolo Bend	AC	BBAC021	090	-50	27-36	9.0	0.56
Belokolo Bend	AC	BBAC022	090	-50	9-21	12.0	0.88
Belokolo Bend	AC	BBAC056	090	-50	21-24	3.0	1.98
Belokolo Bend	AC	BBAC061	090	-50	9-12	3.0	1.03
Belokolo Bend	AC	BBAC054	090	-50	9-12	3.0	0.98
Belokolo Bend	AC	BBAC055	090	-50	24-39	15.0	2.22
Belokolo Bend	AC	BBAC029	090	-50	3-6	3.0	0.99
Belokolo Bend	TRENCH	BBTR002	090	-50	27.5-36	8.5	1.42

[1]	All intercepts calculated using a 0.5g/t Au cutoff and are uncapped; minimum intercept width is 2m; internal dilution is less than 25% total width.
[2]	Belekolo Bend drill hole nomenclature: BB (Belekolo Bend) followed by type (AC: Air Core; TR: trench) with no designation of the year.
[3]	True width of intercepts are uncertain at this stage.

The drilling results for the Nielle property contained in this presentation have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and rechecked by the project manager. Sample preparation and analyses are conducted by an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Nielle property conform to industry accepted quality control methods.

KIBALI 5000 DOWN PLUNGE SIGNIFICANT INTERCEPTS1

DRILL RESULTS FROM Q3 2018

Core drill hole	Azimuth	Dip		Interval (m)	Width[3] (m)	Au (g/t)
KCDU1872	342	-1	235.3	237.5	2.2	3.06
			260.9	263.6	2.6	2.64
			315.6	320.0	4.4	4.32
KCDU1873	342	19	259.1	279.9	20.8	2.96
KCDU1874A	342	29	245.80	263.0	17.20	11.03
KCDU1874B	342	21	250.2	275.0	24.8	2.90
KCDU1875	338	2	223.0	226.2	3.2	2.56
			245.0	247.5	2.5	8.85
			260.1	267.2	7.1	5.52
			283.0	285.0	2.0	4.00
KCDU1876	342	15	216.5	239.7	23.2	4.94
KCDU1877	342	39	218.0	245.25	27.25	7.14
			253.3	271.0	17.7	4.54
KCDU1904	342	-7	264.1	270.5	6.4	1.32
KCDU1967	338	6	276.0	279.3	3.3	7.19
KCDU1969A	359	14	276.40	305.60	29.20	9.52
KCDU1986	326	1	3.3.0	317.0	4.0	3.18
			344.2	360.0	15.8	2.10
			377.0	382.0	5.0	2.47
KCDU1988	326	27	198.0	226.0	28.0	3.47
			233.10	236.00	2.90	4.79
			238.0	256.0	18.0	5.06
KCDU1989	326	9	249.1	259.2	10.1	4.10
KCDU2002	0	-9	305.0	314.0	9.0	1.50
			320.00	332.00	12.00	2.92
			339.0	345.0	6.0	3.41
			393.0	397.0	4.0	3.46
KCDU2003	0	12	296.4	319.0	22.6	5.62
KCDU2041	351	-3	311.0	317.0	6.0	2.82
			326.00	346.50	15.30	2.46
			381.0	395.0	13.90	1.41
			406.0	412.0	9.0	3.79
KCDU2047	339	10	226.6	256.4	29.8	4.03
			299.0	302.75	3.75	2.43
KCDU2048	339	4	289.4	300.7	11.3	3.66
KCDU2050	339	-2	237.0	249.0	12.0	3.80
			269.0	271.0	2.00	2.59
			284.7	288.0	3.3	3.90
KCDU2116	351	6	243.0	249.0	6.0	7.10
			256.0	260.0	4.0	5.79
			286.0	297.5	11.4	2.66
			306.0	318.7	12.7	2.33
KCDU2114	351	20	264.0	288.0	24.0	7.93
Total (by average)					11.36	4.65

NB: * Total average interval is an arithmetic mean. ** Total average grade is weighted.

[1]	All intercepts calculated using 2.4g/t Au cutoff and are uncapped minimum intercept width is 5m; internal dilution is less than 4m total width
[2]	Kibali underground drill hole nomenclature: KCDU through all year drilling campaigns.
[3]	True width of the intercepts are uncertain at this stage.

All drill hole assay information has been manually reviewed and approved by Mineral Resource Manager.

Sample preparation and analyses are conducted by an independent laboratory (SGS). Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Kibali underground conform to industry accepted quality control methods.

Q4 REPORT 2018    RANDGOLD RESOURCES        27

KIBALI 5000 DOWN DIP SIGNIFICANT INTERCEPTS1

DRILL RESULTS FROM Q3 2018

Core drill hole	Azimuth	Dip		Interval (m)	Width[3] (m)	Au (g/t)
KCDU177A	327	-11	171.9	229.0	57.1	5.4
KCDU1778	327	-16	186.9	212.2	25.3	4.742
KCDU2027	310	-8	181.0	183.0	2.0	3.9
KCDU2083	310	-17	283.6	313.0	29.4	8.6
KCDU2073	315	-25	297.0	305.0	8.0	3.4
KCDU2093	310	-23	265.0	319.6	54.6	5.6
KCDU2059	308	-15	260.0	278.0	18.0	3.1
KCDU2043	314	-15	238.0	260.0	22.0	2.6
			263.9	268.0	4.1	3.9
			292.0	316.0	24.0	2.5
KCDU2105	320	-29	306.7	321.6	14.9	6.3
			326.3	366.8	40.5	5.8
Total (by average)					24.99	5.13

NB: * Total average interval is an arithmetic mean. ** Total average grade is weighted.

[1]	All intercepts calculated using 2.4g/t Au cutoff and are uncapped, minimum intercept width is 5m; internal dilution is less than 4m total width
[2]	Kibali underground drill hole nomenclature: KCDU through all year drilling campaigns.
[3]	True width of the intercepts are uncertain at this stage.

All drill hole assay information has been manually reviewed and approved by Mineral Resource Manager.

Sample preparation and analyses are conducted by an independent laboratory (SGS). Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Kibali underground conform to industry accepted quality control methods.

KIBALI SESSENGUE - 9000 LODE GAP SIGNIFICANT INTERCEPTS1

DRILL RESULTS FROM Q3 2018

Core drill hole	Azimuth	Dip		Interval (m)	Width[3] (m)	Au (g/t)
KCDU2000	52	-86	166.0	168.2	2.2	7.1
			190.6	206.5	15.9	3.7
KCDU2001	326	-63	154.0	156.0	2.0	1.7
			163.0	166.0	3.0	4.3
KCDU2016	319	-76	178.0	183.5	5.5	3.1
			191.0	204.3	13.3	3.6
KCDU2017	325	-77	0.00	4.00	4.00	9.21
			218.36	219.07	0.71	5.58
KCDU2018	328	-76	149.00	160.75	11.75	5.96
KCDU2060	317	-71	226.00	227.00	1.00	2.94
			242.00	245.50	3.50	1.48
KCDU2061	327	-79	267.00	276.20	9.20	3.06
KCDU2062	318	-77	216.0	227.5	11.5	1.2
KCDU2063	324	-76	226.00	236.45	10.45	2.87
KCDU2088	319	-68	227.0	264.0	37.0	2.1
KCDU2099	323	-72	275.0	288.0	13.0	4.7
			300.9	305.0	4.1	2.5
KCDU2108	319	-63	264.0	265.0	1.0	4.0
KCDU2141	319	-78	287.00	290.03	3.03	5.98
			305.0	311.0	6.0	2.0
KCDU2142	324	-76	257.0	259.5	2.5	2.8
			269.0	286.0	17.0	4.1
			291.8	295.0	3.2	22.3
KCDU2148	325	-70	173.0	182.0	9.0	3.2
			212.0	217.0	5.0	2.9
Total (by average)					7.79	3.68

NB: * Total average interval is an arithmetic mean. ** Total average grade is weighted.

[1]	All intercepts calculated using 2.4g/t Au cutoff and are uncapped, minimum intercept width is 5m; internal dilution is less than 4m total width
[2]	Kibali underground drill hole nomenclature: KCDU through all year drilling campaigns.
[3]	True width of the intercepts are uncertain at this stage.

All drill hole assay information has been manually reviewed and approved by Mineral Resource Manager.

Sample preparation and analyses are conducted by an independent laboratory (SGS). Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Kibali underground conform to industry accepted quality control methods.

KIBALI SIGNIFICANT INTERCEPTS1

DRILL RESULTS FROM Q4 2018

RC drill hole	Azimuth	Dip	Interval (m)	Width[3] (m)	Au (g/t)
ORRC0010	290	-60	32.0-34.0	2	0.66
ORRC0009	290	-60	no significant intercepts > 0.5gpt Au
ORRC0017	290	-60	50.0-54.0	4	0.67
ORRC0013	290	-60	48.0-56.0	8	1
			66.0-72.0	6	2.65
ORRC0014	290	-60	74.0-90.0	16	2.86
ORRC0002A			56.0-62.0	6	0.5
			78.0-90.0	12	2.65
ORRC0011	290	-60	78.0-84.0	6	0.78
			112.0-118.0	6	3.74
ORRC0004A	290	-60	84.0-92.0	8	0.93
			104.0-114.0	10	1.24
ORRC0001	290	-60	50.0-58.0	8	3
ORRC0003	290	-60	12.0-28.0	16	1.61
ORRC0005	290	-60	54.0-60.0	6	0.94
ORRC0006A	290	-60	74.0-78.0	4	0.75
			90.0-104.0	14	1.76
ORRC0008	290	-60	84.0-88.0	4	16.75
			92.0-98.0	6	1.05
ORRC0007	290	-60	44.0-58.0	14	0.77
KKDD045	136	-66	250.9-253.17	2.27	0.92
			264-306.4	42.4	1.08
ZKRC0001	300	-55	1.0-22.0	21	1.39

[1]	All intercepts calculated using a 0.5g/t Au cutoff and are uncapped; minimum intercept width is 2m; internal dilution is equal to or less than 25% total width
[2]

Kibali drill hole nomenclature: prospect initial OR (Oere), Kombokolo (KK), Zakitoko (ZK) followed by the type of drilling, RC (Reverse Circulation) and DD (Diamond Drilling) with no designation of the year

[3]	True width of intercepts are uncertain at this stage.

The drilling results for the Kibali property contained in this presentation have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Kibali property conform to industry accepted quality control

      28         RANDGOLD RESOURCES    Q4 REPORT 2018